Hypo Real Estate
GROUP





Interim Report
as of 30 June 2006

Financial Highlights

		1.1.–30.6.2006	1.1.–30.6.2005
Operating performance			
Net income/loss before taxes	in € million	270	215
Net income/loss[1]	in € million	201	161
Earnings per share[1]	in €	1.50	1.19
Key ratios		**1.1.–30.6.2006**	**1.1.–31.12.2005**
Return on equity after taxes[1]	in %	9.2	7.4
Cost-income-ratio (based on operating revenues)	in %	30.8	34.9
Balance sheet figures		**30.6.2006**	**31.12.2005**
Total assets	in € billion	153.6	152.5
Equity (excluding revaluation reserve)	in € billion	4.7	4.6
Key capital ratios compliant with BIS rules		**30.6.2006**	**31.12.2005**
Core capital	in € billion	4.4	4.4[2]
Equity funds	in € billion	6.5	6.3[2]
Risk assets	in € billion	59.8	56.3
Core capital ratio	in %	7.4	7.8[2]
Equity funds ratio	in %	10.4	10.8[2]
Personnel		**30.6.2006**	**31.12.2005**
Employees		1,172	1,233
Portfolio figures		**30.6.2006**	**31.12.2005**
Volume of international real estate financing	in € billion	36.2	32.5
Volume of German real estate financing	in € billion	32.3	32.6
Volume of state financing	in € billion	60.4	62.1[3]

[1] Excluding the effects from capitalised losses carried forward [2] As per approved annual financial statements and after profit distribution
[3] Including public sector financing of Hypo Public Finance Bank, Dublin for the first time

Ratings

as of 19 July 2006		Moody's	S&P	Fitch Ratings	DBRS
	long-term	A2	A–	—	A
	short-term	P-1	A-2	—	R-1 (low)
Hypo Real Estate Bank International AG	outlook	Stable	Stable	—	Stable
	long-term	A3	BBB+	A–	A
	short-term	P-2	A-2	F-2	R-1 (low)
Hypo Real Estate Bank AG	outlook	Stable	Positive	Stable	Stable
	long-term	A2	A–	—	A
	short-term	P-1	A-2	—	R-1 (low)
Hypo Public Finance Bank	outlook	Stable	Stable	—	Stable

Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures. The previous year figures used in this report have been adjusted to the business segments Hypo Real Estate International and Hypo Public Finance Bank which have been redefined as a result of the reorganisation of the Group.

Financial Highlights

Dear shareholders,

the first half of financial 2006 has been successful for the Hypo Real Estate Group. Despite the risen uncertainty on the capital markets seen in the second quarter and despite a difficult margin situation in real estate financing, we have met our business objectives. We have also been able to further strengthen our real estate financing portfolio and have made progress with regional and product diversification. After the first six months, the Group is thus still fully on course for meeting its objectives.

This is shown by the main financials which we use as the basis for measuring our business success:

- Operating revenues amounted to € 516 million in the first half, and the Group is accordingly making excellent progress towards meeting its full-year objective of at least € 1 billion.
- Net income before taxes for the first six months, the main parameter of success for the Hypo Real Estate Group, amounted to € 270 million, 26 % higher than the corresponding previous year period and in line with our expectations.
- Return on equity after taxes (adjusted by the effects of capitalised losses carried forward) improved to 9.2 %, and thus was higher than the figure of 9 %, which we have set ourselves as the objective for the full year.
- And finally: New business (real estate financing) of the Group amounted to € 11.4 billion in the first half; in the second quarter, it was accordingly € 1 billion higher than between January and March 2006.

This good business development also demonstrates the effectiveness of the new Group structure which was introduced at the beginning of the year and with which we intend to improve our viability in the markets.

The business segment Hypo Real Estate International, which pools the entire international business of the Group after the reorganisation process, succeeded in meeting its ambitious sales objectives, and reported new real estate financing business of € 8.5 billion in the first six months (this was higher than the corresponding previous year figure). Net income before taxes amounted to € 203 million, and was in the upper half of the target range.

The Germany business pooled at Hypo Real Estate Bank AG also strengthened its sales performance in all regions, and generated new real estate financing business which was above expectations in the first six months, namely € 2.9 billion. An important aspect is that we are increasingly picking up pace in Germany without neglecting our risk and return criteria. For instance, we have achieved an average return of 13 % after taxes for the new real estate financing business. Operating revenues were up slightly, provisions for losses on loans and advances fell slightly and general administrative expenses were much lower; net income before taxes for Germany business increased in the first half by 23 % to € 64 million.

We are deriving more and more pleasure from the activities of the business segment Hypo Public Finance Bank with registered offices in Dublin which was set up at the beginning of the year and which covers the activities of Public Finance and Capital Markets. The first half of the year reflected the expansion of the business base, for instance as a result of the start of infrastructure financing and asset-based finance.

New business at the business segment Hypo Public Finance Bank amounted to € 2.1 billion in the first half. Operating revenues in the segment more than doubled to € 47 million in the first six months, due to growth in all major components of revenue. At € 24 million, the pro-rata objective for the first six months net income before taxes was considerably exceeded.

From the strategic point of view, the period under review was mainly characterised by further progress made with international expansion. We continued to press on with preparations for starting the new subsidiary in Mumbai for developing the attractive Indian market in the second quarter. Following the formal opening of the location as of 1 June 2006, we expect to see the beginning of business activities in the second half – after the final official approvals and the license as a "non-bank finance company" have been received. A further step in the growth strategy of the Hypo Real Estate Group was the purchase of the international business of Allgemeine Hypothekenbank Rheinboden AG (AHBR) which was agreed in June and completed in July. In specific terms, we have acquired a portfolio of 140 real estate financing arrangements with a volume of approx. € 3.5 billion. These are exclusively performing loans, in other words, loans with a good rating where interest payments and repayments of principal are received on time. The acquired financing arrangements are pan-European and are spread over 13 countries; office properties account for 65 % of the value of the portfolio.

As a result of this transaction, our announcement that we intended to vigorously and consistently take advantage of market opportunities in order to accelerate the growth of our Group has been followed by deeds. The purchase has increased the proportion of international financing arrangements in the Hypo Real Estate Group. The new portfolio will have a positive impact on Group revenues this year, although it can only be recorded in the second half of the year.

As a result of expanding its position as a leading international real estate financier, the Hypo Real Estate Group is also devoting greater attention to its social responsibility. In this connection, I am very pleased to announce that the Hypo Real Estate Foundation will be awarding the architecture prize this year for exemplary commercial real estate for the eighth time, and has now also presented awards for four works. This prize, awarded by a jury of experts, is highly respected in the industry, and was set up in 1992 by Westfälische Hypothekenbank – one of the predecessors institutes of our Group. This year has been the first time that an additional prize of € 10,000 will be awarded to talented young candidates; we intend to motivate and support new talent in this way. We shall continue to encourage sophisticated commercial architecture which satisfies aesthetic and ecological requirements.

After the first six months, the Management Board has every reason to confirm the business objectives of the Hypo Real Estate Group for the whole of 2006 which were communicated at the beginning of this year:

- New business of approx. € 22 billion in real estate financing
- An increase of at least 20 % in net income before taxes to more than € 530 million, based on the previous year figure of € 442 million adjusted by restructuring expenses
- Return on equity after taxes of more than 9 %.

The first half has laid a good foundation for ensuring that these objectives will be met. I am therefore certain that the Hypo Real Estate Group will in 2006 again prove to you, our shareholders, to be reliable, and will continue its course of profitable growth.

Kind regards

Georg Funke
Chairman of the Management Board

Results from the Annual General Meeting of Hypo Real Estate Holding AG

The third Annual General Meeting of Hypo Real Estate Holding was held on 8 May 2006 in the ICM in Munich. The Management Board and Supervisory Board reported on the financial year 2005 in the presence of approx. 2,000 shareholders. The actions of all members of the Management Board and Supervisory Board were approved with a large majority. The shareholders will also be major beneficiaries of the excellent performance in financial 2005, as they approved the proposed dividend of € 1.00 per share. This is equivalent to an increase of € 0.65 compared with the previous year dividend (2004: € 0.35 per share).

The shareholders also supported the other proposed resolutions:

- The authorisation to buy back the company's shares was renewed.
- The compensation of the members of the Supervisory Board was adjusted.
- The articles of association were changed in order to enable proxies for the shareholders' meeting to be issued by electronic means.
- KPMG were elected as auditors for financial year 2006.

Only item 5 of the agenda was not approved (resolution concerning cancellation of the existing authorised capital, creation of new authorised capital as well change to the articles of association).

Share price development in the second quarter 2006


indexed
Hypo Real Estate Holding Share
DAX
MDAX
Prime Banks
110
100
90
80
70
1.4.2006
1.5.2006
1.6.2006
30.6.2006

In the second quarter, international equity markets consolidated, considerably so in certain cases, and only recovered towards the middle of the year. This was due to fears of interest rate hikes in the market, and the associated uncertainty concerning the future development of the US and global economy. Between April and June, the Dow Jones Industrial Average reported an increase of 0.4 % and the Euro STOXX 50 declined by 3.7 %. Indices which had previously performed very positively were affected to a much greater extent. For instance, the DAX and MDAX reported losses of 4.8 % and 9.0 % respectively. The Prime Banks sub-index, which is important for the shares of Hypo Real Estate Holding AG (HRX), closed the quarter with a loss of 7.2 %.

The HRX shares were also not able to escape the effects of this generally declining market environment. Whereas the shares had considerably outperformed the market in the previous quarters, they were also among the most affected shares in the period of consolidation. With a decline of 16.1 % in the second quarter, the shares underperformed the DAX by 11.3 percentage points, and also underperformed the Prime Banks index by 8.9 percentage points; however, in the entire first half, they outperformed the DAX by 3.9 percentage points.

Key facts about the Hypo Real Estate Holding shares in 2006

Number of listed shares	units	134,072,175
Average numer of listed shares in Q2	units	134,072,175
Market capitilisation as of 30.6.2006	in € million	6,367
Number of ordinary shares as of 30.6.2006	units	134,072,175
Earning per share[1]	in €	1.50
High Q2[2]	in €	57.30
Low Q2[2]	in €	42.12
Initial listing on 6.10.2003	in €	11.25
Quarterly closing price[2]	in €	47.49
WKN ordinary shares		802 770
ISIN ordinary shares		DE 000 802 770 7
Known shareholders with a stake of more than 5 %		Barclays Global Investors
		Capital Research and Management

[1] Excluding the effectss of capitalised losses carried forward
[2] XETRA closing prices of the Frankfurt stock exchange

Hypo Real Estate Group

Development in Earnings



Net income before taxes
in € million
Half year figures
Budget
300
225
150
75
0
114
215
270
265
1st half year 2004
1st half year 2005
1st half year 2006



Operating revenues
in € million
Half year figures
Budget
600
450
300
150
0
414
435
516
500
1st half year 2004
1st half year 2005
1st half year 2006

The Management Board has set itself ambitious objectives for the whole of 2006. Accordingly, the Group aims to achieve net income before taxes of at least € 530 million, combined with a target return on equity after taxes of more than 9%. Operating revenues are expected to increase to more than € 1 billion.

In the first half of 2006, the Hypo Real Estate Group continued the positive development in earnings with its new structure, and succeeded in meeting its objectives. The Group generated net income before taxes of € 270 million, and was thus ahead of its pro-rata target of at least € 265 million. Return on equity after taxes improved to 9.2% (excluding the effects from capitalised losses carried forward), and confirmed the full-year target of at least 9%. Operating revenues continued to rise with the support of strong new business and the improved average margin in the German portfolio; in the first half of 2006, they amounted to € 516 million, and were thus in line with the pro-rata target of at least € 500 million.

Budget

		1.1.–30.6.2006	Budget 1/2 of 2006	Budget 2006
Operating performance				
Operating revenues	in € million	516	>500	>1,000
Net income/loss before taxes	in € million	270	>265	>530
Key ratios		1.1.–30.6.2006		Budget 2006
Return on equity after taxes[1]	in %	9.2	–	>9.0

[1] Excluding the effects from capitalised losses carried forward

Key Financials

		1.1.–30.6.2006	1.1.–30.6.2005
Operating performance			
Operating revenues	in € million	516	435
Net interest income	in € million	381	330
Net commission income	in € million	69	61
Net trading income	in € million	17	14
Net income from investments	in € million	46	23
Balance of other operating income/expenses	in € million	3	7
Provisions for losses on loans and advances	in € million	87	71
General administrative expenses	in € million	159	149
Balance of other income/expenses	in € million	—	—
Net income/loss before taxes	in € million	270	215
Net income/loss[1]	in € million	201	161
Key ratios		**1.1.–30.6.2006**	**1.1.–31.12.2005**
Return on equity after taxes[1]	in %	9.2	7.4
Cost-Income-Ratio (based on operating revenues)	in %	30.8	34.9
Key indicators		**30.6.2006**	**31.12.2005**
Total volume of lending	in € billion	91.4	92.4
Risk assets compliant with BIS rules	in € billion	59.8	56.3
Core capital ratio compliant with BIS rules	in %	7.4	7.8[2]
Employees		1,172	1,233

[1] Excluding the effects from capitalised losses carried forward
[2] As per approved annual financial statements and after profit distribution

Compared with the first six months of the previous year, earnings of the Hypo Real Estate Group have developed as follows:

Operating revenues Operating revenues have increased from € 435 million in the corresponding previous year period to € 516 million (+19 %). This positive development was due to improved earnings in all main components. Accordingly, net interest income increased from € 330 million in H1 2005 to € 381 million in the current year. The increase is attributable mainly to the successful new business of the previous year and of the current year as well as the improved average margin in the german portfolio. Net commission income has also improved by € 8 million to € 69 million. The successful activities of Hypo Public Finance Bank have resulted in net trading income of € 17 million (H1 2005: € 14 million). Net income from investments has doubled compared with last year to € 46 million; the Hypo Real Estate Group has taken advantage of positive market conditions in order to realise capital gains. The balance of other operating income/expenses amounted to € 3 million (H1 2005: € 7 million).

Provisions for losses on loans and advances Additions to provisions for losses on loans and advances are stated as € 87 million (H1 2005: € 71 million). Following the successful portfolio streamlining in recent years, portfolio-based provisions for losses on loans and advances have increased as planned, due to the expanded international portfolio.

Net interest income after provisions for losses on loans and advances totalled € 294 million, compared with € 259 million in the previous year period.

General administrative expenses General administrative expenses have increased only slightly to € 159 million compared with € 149 million in the previous year. Savings attributable to the completed restructuring of Hypo Real Estate Bank AG are opposed to higher expenses of the expansion of the business segment Hypo Real Estate International and Hypo Public Finance Bank. Because growth in operating revenues was considerably higher than growth in general administrative expenses, the cost-income ratio improved to 30.8 %, compared with 34.9 % last year.

Balance of other income/expenses As was the case in H1 of the previous year, the balance of other income/expenses was € 0 million.

Net income before taxes Net income before taxes for the six-months period is reported as € 270 million, up by € 55 million (26 %) compared with the previous year (H1 2005: € 215 million). This increase reflects mainly the positive development in operating performance.

Net income After taxes of € 69 million (excluding the deferred tax expense of € 24 million from capitalised losses carried forward), net income for H1 2006 is reported as € 201 million (H1 2005: € 161 million). This has resulted in an improved return on equity of 9.2 %, compared with 8.0 % in 2005 (excluding restructuring expenses). Including the effects of capitalised losses carried forward, net income amounted to € 177 million. Of this figure, € 177 million is attributable to the shareholders, and € 0 million is attributable to minorities.

Developments in assets

Total assets of the Hypo Real Estate Group amounted to € 153.6 billion as of 30 June 2006, compared with € 152.5 billion as of 31 December 2005. The Hypo Real Estate Group did not have any non-current available-for-sale assets as of the balance sheet dates.

Loans and advances in H1 2006 were virtually unchanged compared with the end of the previous year (€ –0.2 billion). In line with overall strategy, public sector loans declined, whereas real estate financing increased. The increased trading activities of Hypo Public Finance Bank have resulted in higher trading assets (€ + 2.8 billion). The increase in trading assets was attributable mainly to the higher volume of bonds and other fixed-interest securities. Financial assets increased slightly to € 39.2 billion (31 December 2005: € 39.1 billion). Other assets declined by € 1.7 billion. Similar to the situation with other liabilities, this decline was attributable to the development in the positive market values of derivative hedging financial instruments, which declined as a result of the higher level of market interest rates.

The contingent liabilities which are attributable to the total volume of lending amounted to € 1.9 billion (31 December 2005: € 2.6 billion).

Total volume of lending is stated as € 91.4 billion as of 30 June 2006, compared with € 92.4 billion at the end of 2005.

Total volume of lending


in € billion
120
90
60
30
0
107.4
99.1
92.4
91.4
31.12.2003
31.12.2004
31.12.2005
30.6.2006

Loan portfolio development The loan portfolio, which compared with the documentary total volume of lending also includes loan commitments and securities in the

following, and which forms the basis for Group management, amounted to € 128.9 billion as of 30 June 2006. Of this figure, € 118.4 billion has been paid out. The total credit portfolio, after maturities and repayments, increased by € 1.7 billion compared with 31 December 2005. Real estate financing increased by € 3.4 billion compared with 31 December 2005. Public sector financing has declined by € 1.7 billion. Real estate financing accounted for € 68.5 billion (53 %) (thereof paid out € 58,5 billion) and public sector financing incl. bonds accounted for € 60.4 billion (47 %). New business production again increased considerably compared with the same previous year period. The volume of new real estate financing business acquired in the first half of the current financial year amounted to € 11.4 billion, and is thus in line with expectations.

Development in the financial position

The capital structure of the Hypo Real Estate Group as of 30 June 2006 continues to be sound; all current obligations can be met. The maturity structure of liabilities is also balanced.

Total Group liabilities amounted to € 150.4 billion at the end of the first six months, compared with € 149.3 billion as of 31 December 2005. The increased requirement for refinancing due to strong new business and the expanded trading activities are reflected in a € 3.9 billion increase in securitised liabilities and also the € 0.7 billion increase in liabilities to banks and liabilities to customers. In line with the expanded trading activities, trading liabilities also increased by € 0.8 billion. Other liabilities declined by € 3.0 billion; similar to the situation with other assets, this decline is attributable to the development of the negative market values of derivative hedging financial instruments, which declined as a result of the increased level of market interest rates.

Shareholders' equity (excl. revaluation reserve) is reported as € 4.7 billion, compared with € 4.6 billion at the end of last year. The minority interests of € 11 million in shareholders' equity are attributable to the initial consolidation of the 94 % stake in WH-Erste Grundstücks GmbH & Co. KG, Schönefeld.

The AfS reserve and cash-flow hedge reserve have been disregarded for the purpose of calculating return on equity.

Regulatory indicators compliant with BIS rules[1] The Hypo Real Estate Group also reports sound capitalisation as of 30 June 2006 for regulatory purposes (in accordance with BIS). Core capital is unchanged at € 4.4 billion; supplementary capital increased to € 2.0 billion (31 December 2005: € 1.9 billion). Overall, equity funds amount to approx. € 6.5 billion, compared with € 6.3 billion at the end of last year. There was no tier-III capital as of the reporting date. Risk assets have increased since the beginning of the year by € 3.5 billion to € 59.8 billion.

Risk assets with BIS rules


in € billion
60
45
30
15
0
51.9
51.0
56.3
59.8
31.12.2003
31.12.2004
31.12.2005
30.6.2006

The core capital ratio is 7.4 %, compared with 7.8 % as of 31 December 2005; the equity funds ratio is 10.4 %, compared with 10.8 %.

[1] The BIS parameters are calculated independently on a voluntary basis.

Business Segment Hypo Real Estate International

Major events

Since the beginning of 2006, responsibility for all products and services in the field of international commercial real estate financing business has been pooled in the new business segment Hypo Real Estate International. The policy of expanding into new real estate markets with major opportunities and with strong development potential has been continued. A new subsidiary was for instance opened in India as of 1 June. Based in Mumbai (formerly: Bombay), the booming financial centre in the North West of India, this newly established subsidiary will acquire attractive new business within the framework of the strict risk guidelines of the Hypo Real Estate Group. Hypo Real Estate Bank International has also announced that it will acquire a portfolio comprising 140 performing European real estate financing arrangements with a credit commitment volume of € 3.5 billion from Allgemeine Hypothekenbank Rheinboden AG. In addition, employees will be transferred to Hypo Real Estate Bank International AG in Stuttgart together with the portfolio. Hypo Real Estate Bank International has received a rating from the rating agency "Dominion Bond Rating Service" (DBRS) for the first time. The long-term rating was fixed as "A", and the short-term rating was fixed as "R-1 (low)" with a "stable" outlook.

Development in earnings

Net income before taxes


in € million
Half year figures
Budget
200
150
100
50
0
131
170
203
205
190
1st half year 2004
1st half year 2005
1st half year 2006

For the whole of 2006, the Management Board is forecasting net income before taxes of between € 380 million and € 410 million for the business segment Hypo Real Estate International.

In H1 2006, the segment has reported net income before taxes of € 203 million, and is accordingly at the upper end of the pro-rata range of € 190 million to € 205 million. Compared with last year, net income has accordingly improved by 19 % (previous year period: € 170 million).

Budget

		1.1.–30.6.2006	Budget 1/2 von 2006	Budget 2006
Net income/loss before taxes	in € million	203	190 to 205	380 to 410

Key Financials

		1.1.–30.6.2006	1.1.–30.6.2005
Operating performance			
Operating revenues	in € million	312	252
Net interest income	in € million	226	184
Net commission income	in € million	59	57
Net trading income	in € million	–	1
Net income from investments	in € million	26	10
Balance of other operating income/expenses	in € million	1	–
Provisions for losses on loans and advances	in € million	28	11
General administrative expenses	in € million	81	71
Balance of other income/expenses	in € million	–	–
Net income/loss before taxes	in € million	203	170
Net income/loss[1]	in € million	153	133
Key ratios		**1.1.–30.6.2006**	**1.1.–31.12.2005**
Return on equity after taxes[1]	in %	12.9	12.9[2]
Cost-Income-Ratio (based on operating revenues)	in %	26.0	29.3
Key indicators		**30.6.2006**	**31.12.2005**
Total volume of lending	in € billion	39.4	37.7
Risk assets compliant with BIS rules	in € billion	32.5	31.6
Core capital ratio compliant with BIS rules	in %	7.4	7.5[2]
Employees		466	474

[1] Excluding the effects from capitalised losses carried forward
[2] Based on allocated capital

After taxes of € 50 million (excluding a deferred tax expense of € 13 million from capitalised losses carried forward), net income is stated as € 153 million (previous year period: € 133 million). Return on equity is stated as 12.9 %, as was the case in 2005.

Due to the constantly expanding real estate financing portfolio, operating revenues have improved by € 60 million compared with the corresponding previous year period to € 312 million (H1 2005: € 252 million). This positive development is reflected mainly in net interest income, which increased from € 184 million last year to € 226 million. Net commission income of € 59 million was € 2 million higher than the corresponding previous year figure. As a result of taking advantage of favourable market conditions, net income from investments of € 26 million has more than doubled compared with last year (€ 10 million).

Additions to provisions for losses on loans and advances amounted to € 28 million, and are higher compared with the previous year figure (H1 2005: € 11 million). This increase is attributable to the allocation to portfolio-based allowances, and is due to the constant growth in the portfolio seen in recent years.

General administrative expenses have increased from € 71 million last year to € 81 million, due to the international expansion of business. Because of the stronger growth in operating revenues, the cost-income ratio has improved appreciably to 26.0 %, compared with 29.3 % in 2005.

Development in assets

As of 30 June 2006, total assets amounted to € 55.6 billion, compared with € 52.7 billion at the end of last year. The total volume of lending has increased from € 37.7 billion to € 39.4 billion as a result of strong new business. Loans and advances have increased by € 2.5 billion to € 37.7 billion. The contingent liabilities attributable to the total volume of lending are stated as € 1.7 billion, compared with € 2.5 billion as of 31 December 2005. Compared with the end of last year, the contingent liabilities comprise guarantee obligations of Hypo Real Estate Bank International of € 0.7 billion with regard to HVB AG; these were provided as part of the synthetic transfer of the real estate financing portfolio "Western Europe".

Total volume of lending


in € billion
40
30
20
10
0
36.2
37.7
39.4
31.12.2004
31.12.2005
30.6.2006

Loan portfolio development The loan portfolio, which compared with the documentary total volume of lending also includes loan commitments and securities in the following, and which is also used as the basis for Group management, amounted to € 50.6 billion as of 30 June 2006 (thereof paid out € 42.8 billion). The total portfolio, after maturities and repayments, increased by € 4.6 billion compared with 31 December 2005. Of the overall portfolio, real estate financing accounted for € 35.0 billion (69 %) (thereof paid out € 27.3 billion), and public sector financing incl. bonds accounted for € 15.6 billion (31 %). Since the beginning of the year, the real estate financing portfolio has no longer included the Germany portfolio of the former Württembergische Hypothekenbank (now Hypo Real Estate Bank International AG) which has been transferred to Hypo Real Estate Germany.

Of the overall real estate financing portfolio, Europe accounts for 78 %, primarily Great Britain, France, Scandinavia, Spain and the CEE countries. America and Asia accordingly account for 22 %. In the portfolio break-down based on financed property types, office buildings and retail premises as well as commercial housing are predominant.

Breakdown of the loan portfolio

as of 30.6.2006


Real Estate financing 69%
Public sector financing 31%

Real estate financing portfolio by regions

as of 30.6.2006


Italy 3%
Great Britain 30%
USA 18%
Asia 4%
The Netherlands 4%
CEE[1] 5%
Spain 6%
Other 7%
Scandinavia 8%
France 15%

[1] The CEE mainly comprises Hungary, Poland and the Czech Republic

Real estate financing portfolio by type of property

as of 30.6.2006


Hotels 4%
Office buildings 40%
Logistics/ warehousing 5%
Other 9%
Residential 18%
Retail 24%

In the first half of the current financial year, the acquired volume of new real estate financing business with professional investors and developers amounted to € 8.5 billion, and is thus higher than in the same previous year period. This is broken down into business with Europe (€ 7.1 billion) and business with America/Asia (€ 1.4 billion).

The transactions are selected exclusively on the basis of a sound risk return ratio. Spread over all new real estate financing transactions, the average return has been more than 13 % after taxes.

Ahead of planned maturities in cover funds and also to optimise the bank's liquidity position, public sector bonds worth approx. € 2.5 billion have been purchased in the period under review. After maturities, public financing is now stated as € 15.6 billion, an increase of € 0.8 billion compared with 31 December 2005.

Development in the financial position

Total liabilities at Hypo Real Estate International increased as a result of strong new business from € 50.3 billion as of 31 December 2005 to € 53.2 billion by the end of the first half. The total volume of external funds taken on to refinance lending amounted to € 14.1 billion in H1 2006. Of this figure, € 2.1 billion is attributable to public sector bonds, and € 12.0 billion is attributable to unsecured issues. In the Pfandbrief field, a public jumbo Pfandbrief has been issued with a volume of € 1.5 billion and a term of three years. In the field of unsecured issues, two "Slimbo" money market bonds were placed, with a total volume of € 2.3 billion and maturities of eight and ten months. Further issues have been successful on the market under the "Certificats de Dépôts" (CD) – and the "Euro Commercial Paper" (CP) – programme. Risks attributable to issuing foreign currency bonds have been hedged by means of cross-currency swaps.

Business Segment Hypo Real Estate Deutschland

Major events

The German market remains to be the focus of action for the business segment Hypo Real Estate Germany. The continuous business success is also reflected in assessments issued by the rating agencies. For instance, Standard & Poor's has upgraded its outlook from "stable" to "positive". Fitch Ratings has upgraded its long-term rating to "A–". The short-term rating was confirmed as "F2", and the outlook was confirmed as "stable". The rating agency DBRS has also issued a rating for Hypo Real Estate Bank AG. The bank has been given a long-term rating of "A", a short-term rating of "R-1 (low)" and a "stable" outlook.

Development in earnings

For 2006, the business segment Hypo Real Estate Germany has quoted a target range of € 120 million to € 140 million for net income before taxes.

In H1 2006, Hypo Real Estate Germany generated net income before taxes of € 64 million, and is thus within the pro-rata target range of € 60 million to € 70 million. Compared with the previous year, net income before taxes has accordingly been increased significantly by € 12 million (H1 2005: € 52 million).

Excluding a deferred tax expense of € 11 million attributable to capitalised losses carried forward, net income in the segment is stated as € 51 million (previous year period: € 41 million), resulting in a further improved

Net income before taxes


in € million
Half year figures
Budget
75
50
25
0
-25
70
64
60
52
-1
1st half year 2004
1st half year 2005
1st half year 2006

return on equity of 4.9 % (adjusted by the effect of capitalised losses carried forward) (2005: 4.2 %).

Operating revenues of € 163 million were slightly higher than the figure for the corresponding previous year period (H1 2005: € 162 million). Net interest income increased by € 9 million to € 149 million (H1 2005: € 140 million), reflecting the positive development in average margin in recent quarters. As was the case last year, net interest income includes premature repayment fees and sale of debt instruments. Commission income balanced out the commission expenses. Net income from investments is stated as € 15 million, compared with € 13 million in the previous year.

Provisions for losses on loans and advances in H1 amounted to € 58 million, lower than the corresponding previous year figure (€ 60 million).

Budget

		1.1.–30.6.2006	Budget 1/2 von 2006	Budget 2006
Net income/loss before taxes	in € million	64	60 to 70	120 to 140

The completed restructuring of Hypo Real Estate Bank AG resulted in savings in terms of general administrative expenses, which have declined from € 50 million in the previous year period to € 41 million. As a result of higher operating revenues and a simultaneous decline in general administrative expenses, the cost-income ratio has accordingly improved appreciably to 25.2 % (2005: 30.4 %).

As was the case last year, no other income/expenses were incurred in first six months, 2006.

Key Financials

		1.1.–30.6.2006	1.1.–30.6.2005
Operating performance			
Operating revenues	in € million	163	162
Net interest income	in € million	149	140
Net commission income	in € million	–	5
Net trading income	in € million	–	–
Net income from investments	in € million	15	13
Balance of other operating income/expenses	in € million	-1	4
Provisions for losses on loans and advances	in € million	58	60
General administrative expenses	in € million	41	50
Balance of other income/expenses	in € million	–	–
Net income/loss before taxes	in € million	64	52
Net income/loss[1]	in € million	51	41
Key ratios		**1.1.–30.6.2006**	**1.1.–31.12.2005**
Return on equity after taxes[1]	in %	4.9	4.2
Cost-Income-Ratio (based on operating revenues)	in %	25.2	30.4
Key indicators		**30.6.2006**	**31.12.2005**
Total volume of lending	in € billion	52.3	53.6
Risk assets compliant with BIS rules	in € billion	25.8	24.0
Core capital ratio compliant with BIS rules	in %	7.1	7.7[2]
Employees		475	520

[1] Excluding the effects from capitalised losses carried forward
[2] As per approved annual financial statements

Development in assets

The assets of Hypo Real Estate Germany declined by € 4.5 billion to € 81.9 billion as of 30 June 2006, compared with the figure of € 86.4 billion as of 31 December 2005. This is attributable to the further reduction in municipal lending. The total volume of lending declined by € 1.3 billion. German financing arrangements of the former WürttHyp segment were shown under Hypo Real Estate Germany as of 1 January 2006. In addition, the increased level of market interest rates resulted in a decline in the positive market values of derivative hedging financial instruments shown under other assets.

Total volume of lending


in € billion
80
60
40
20
0
62.2
53.6
52.3
31.12.2004
31.12.2005
30.6.2006

Loan portfolio development The loan portfolio, which compared with the documentary total volume of lending also includes loan commitments and securities in the following, and which is also used as the basis for the Group Management, amounted to € 67.3 billion as of 30 June 2006 (thereof paid out € 64.6 billion).

After maturities and repayments, the total portfolio declined by € 4.1 billion compared with 31 December 2005. The portfolio of real estate financing declined by € 0.4 billion as a result of repayments and the selection of prolongations on the basis of strict risk and return considerations. Compared with 31 December 2005, the portfolio of public financing declined by € 3.7 billion. Real estate financing accounted for € 33.5 billion (50 %) (thereof paid out € 31.2 billion), and public financing, including bonds, accounted for € 33.8 billion (50 %).

The regional break-down of the real estate financing portfolio has remained relatively constant compared with 31 December 2005. Germany accounts for 95 % of the overall portfolio, and other European countries account for 5 %, mainly the Netherlands. In the portfolio break-down based on financed types of property, housing (mainly commercial), office buildings and retail premises are predominant (91 %).

The volume of new business increased considerably compared with the corresponding previous year period. The volume of new real estate financing business amounted to € 2.9 billion in the first half, and has accordingly exceeded expectations. The new transactions were generated exclusively in Germany. They are characterised by a sound risk and return ratio. Spread across all new real estate financing business, the average return of 13 % after taxes.

Of the total of € 2.5 billion mortgage loans due to be prolonged, € 1.4 billion (prolongation ratio 56 %) were adjusted with an average margin of round 120 basis points.

Breakdown of the loan portfolio

as of 30.6.2006


Public sector financing 50%
Real estate financing 50%

Real estate financing portfolio by region

as of 30.6.2006


Other 1%
The Netherlands 4%
Germany 95%

Real estate financing portfolio by type of property

as of 30.6.2006


Logistics/ warehousing 2%
Hotels 3%
Other 4%
Retail 18%
Residential 52%
Office buildings 21%

Development in the financial position

As of 30 June 2006, the entire liabilities of the business segment Hypo Real Estate Germany amounted to € 81.1 billion, compared with € 85.5 billion at the end of last year. This decline is attributable to the reduced refinancing requirement following the reduction in the portfolio of public sector financing (in line with overall strategy). There was also a decline in the negative market values of derivative hedging financial instruments shown under other liabilities as a result of the increased level of market interest rates. The refinancing volume of Hypo Real Estate Bank AG successfully placed on the market amounted to € 8.1 billion in H1 2006 (by way of using a wide range of refinancing channels). Of the funds involved, public Pfandbriefe accounted for € 2.8 billion, and mortgage Pfandbriefe accounted for € 3.3 billion. A Jumbo mortgage bond backed by new business (€ 1.25 billion) with a term of seven years was issued. In addition, the positive development of the bank was the basis for the successful placing of an € 500 million unsecured benchmark floater with a term of 18 months. Numerous small and in certain cases structured Pfandbriefe and bonds also experienced a positive reception on the market.

Business Segment Hypo Public Finance Bank

Major events

The business segment Hypo Public Finance Bank, which covers public finance and capital markets activities within the Hypo Real Estate Group, systematically expanded its business base in the second quarter. Public finance business which was commenced at the beginning of the year with the establishment of Hypo Public Finance Bank has been expanded to include activities in the fields of infrastructure financing and asset-based finance. Hypo Public Finance Bank has also been given the following ratings for the first time by the rating agency DBRS. The long-term rating was set as "A", the short-term rating was "R-1 (low)", with a "stable" outlook.

Net income before taxes


in € million
Half year figures
Budget
30
20
10
0
-10
24
18
13
5
-5
1st half year 2004
1st half year 2005
1st half year 2006

In the first half of 2006, Hypo Public Finance Bank generated net income before taxes of € 24 million, thus considerably beating the pro-rata target of € 13 million to € 18 million for the year 2006, achieving multiple growth (H1 2005: € 5 million) compared with the previous year, in which business was still being set up. After taxes, the segment generated net income of € 18 million (compared with € 4 million in the previous year); this is equivalent to an increase in return on equity from 7.9 % in 2005 to 10.8 %.

Development in earnings

For Hypo Public Finance Bank, which has been the third segment in the Hypo Real Estate Group since the beginning of the year, the Group has set a full-year target of between € 25 million and € 35 million for net income before taxes.

Budget

		1.1.–30.6.2006	Budget 1/2 von 2006	Budget 2006
Net income/loss before taxes	in € million	24	13 to 18	25 to 35

Operating revenues have more than doubled (€ 47 million) compared with last year (H1 2005: € 23 million), as a result of an increase in all major types of operating revenues. Accordingly, the successful trading activities are reflected in an increase in net trading income to € 17 million compared with the corresponding previous year period (H1 2005: € 13 million). As a result of the higher volume of public finance business, net interest income increased to € 14 million compared with € 9 million last year. Net commission income of € 10 million was higher than the corresponding previous year (H1 2005: € –1 million). Provisions for losses on loans and advances of € 1 million for H1 2006 comprise only additions to portfolio-based allowances, and resulted from the portfolio growth of previous periods.

General administrative expenses in H1 2006 amounted to € 22 million, and were thus higher than the corresponding previous year figure as a result of the growth in business (H1 2005: € 18 million). Due to the much stronger increase in operating revenues, the cost-income ratio accordingly improved to 46.8 % (2005: 70.0 %).

Key Financials

		1.1.–30.6.2006	1.1.–30.6.2005
Operating performance			
Operating revenues	in € million	47	23
Net interest income	in € million	14	9
Net commission income	in € million	10	–1
Net trading income	in € million	17	13
Net income from investments	in € million	5	–
Balance of other operating income/expenses	in € million	1	2
Provisions for losses on loans and advances	in € million	1	–
General administrative expenses	in € million	22	18
Balance of other income/expenses	in € million	–	–
Net income/loss before taxes	in € million	24	5
Net income/loss	in € million	18	4
Key ratios		**1.1.–30.6.2006**	**1.1.–31.12.2005**
Return on equity after taxes	in %	10.8	7.9[1]
Cost-Income-Ratio (based on operating revenues)	in %	46.8	70.0
Key indicators		**30.6.2006**	**31.12.2005**
Total volume of lending	in € billion	2.5	1.6
Risk assets compliant with BIS rules	in € billion	2.4	2.0
Core capital ratio compliant with BIS rules	in %	13.6	15.0[1]
Employees		161	175

[1] Based on allocated capital

Development in assets

The segment assets of Hypo Public Finance Bank increased by € 2.1 billion compared with last year to € 21.2 billion (31 December 2005: € 19.1 billion) and mainly reflect high trading inventories due to operations. In H1 2006, trading activities were expanded further, resulting in trading assets increasing to € 8.5 billion (€ + 2.8 billion).

Loan portfolio development The loan portfolio, which compared with the documentary total volume of lending also includes loan commitments and securities in the following, and which as also forms the basis for Group management, amounted to € 11.0 billion as of 30 June 2006. These are already fully recognised in the balance sheet. This includes public financing incl. bonds of the subsidiaries Hypo Public Finance Bank, Dublin, and Hypo Pfandbrief Bank International (HPBI). The total portfolio after maturities and repayments increased by € 1.2 billion compared with 31 December 2005.

Loan portfolio by region

as of 30.6.2006


Asia 3 %
Other 11 %
Europe 66 %
US 20 %

Loan portfolio by customers and counterparties

as of 30.6.2006


Corporates 8 %
Structured Finance 9 %
Public Institutes 44 %
Other 13 %
Financial Institutes 26 %

Broken down on a regional basis, Europe accounts for 66 % of the credit portfolio, mainly Germany, Italy and Spain, and North America and Asia account for 23 %. The portfolio break-down based on counterparties is dominated by public institutions and financial institutes (70 %).

The acquired new volume of business amounted to € 2.1 billion in the first half of the current financial year. This volume includes € 0.4 billion for infrastructure-/asset based finance.

Development in the financial position

The total liabilities of Hypo Public Finance Bank increased to € 20.9 billion as of 30 June 2006 (31 December 2005: € 18.9 billion). The focus on capital market business is also reflected in higher trading liabilities (€ + 0.8 billion). After the reorganisation, Hypo Public Finance Bank as the legal successor to Hypo Real Estate Bank International, Dublin, still has access to many funding instruments and programmes. At the end of June 2006 Hypo Public Finance Bank (HPFB) has a total of € 1.2 billion outstanding in their € 15 billion MTN-programme, made up of both fixed and floating rate issues. On this programme the bank has issued a total of € 1 billion in the first half of 2006. In addition, at the end of June 2006, the total outstandings for HPFB in their € 3 billion ECP-programme is € 0.8 billion and in their € 2 billion CD-programme is € 0.1 billion. Hypo Pfandbrief Bank International (HPBI) is a subsidiary of HPFB and issues „Lettres de Gage Publiques" which is the Luxembourg style Pfandbriefe. As at the end of June 2006, the outstanding Lettres de Gage of HPBI amounts to a total of € 5.8 billion. A total of € 1.6 billion Lettres de Gage has been issued by HPBI so far in 2006.

Events after 30 June 2006
Outlook

Events after the 30 June 2006

Hypo Real Estate Bank International AG has acquired the international business of Allgemeine Hypothekenbank Rheinboden AG (AHBR). For this purpose, the bank has purchased a portfolio of 140 European real estate loans (performing loans) with a volume of approx. € 3.5 billion (commitments). In addition, Hypo Real Estate Bank International AG will take on employees from AHBR. The transaction was completed in July 2006.

Outlook

The development in earnings in the first half of the current financial year has fully confirmed the expectations of the Management Board. Accordingly, the Management Board of Hypo Real Estate Holding AG is still expecting that, despite the continuing pressure on margins, consolidated net income before taxes in the full year will increase by at least 20 % compared with the previous year figure of € 442 million which was adjusted by the restructuring costs; in other words, the aim is to achieve a figure of more than € 530 million. New business will have a positive impact; at the end of the year, it is expected to be roughly at the level seen in the very successful previous year. For return on equity after taxes, a year-end figure of more than 9 % is still being assumed. The acquisition of the international business of Allgemeine Hypothekenbank Rheinboden AG, which was completed in July 2006, will have a positive impact already on net income for 2006.

Income Statement for the Period from 1 January to 30 June 2006

Income/expenses

in € million	Notes · Page	1.1.– 30.6.2006	1.1.– 30.6.2005	Change in € million	Change in %
Interest income		3,417	3,251	166	5.1
Interest expenses		3,036	2,921	115	3.9
Net interest income	10 · 31	**381**	**330**	51	15.5
Provisions for losses on loans and advances	11 · 31	87	71	16	22.5
Net interest income after provisions for losses on loans and advances		**294**	**259**	35	13.5
Commission income		89	83	6	7.2
Commission expenses		20	22	– 2	– 9.1
Net commission income	12 · 31	**69**	**61**	8	13.1
Net trading income	13 · 31	17	14	3	21.4
Net income from investments	14 · 31	46	23	23	100.0
General administrative expenses	15 · 31	159	149	10	6.7
Balance of other operating income/expenses	16 · 31	3	7	– 4	– 57.1
Operating profit/loss		**270**	**215**	55	25.6
Balance of other income/expenses		–	–	–	–
Net income/loss before taxes		**270**	**215**	55	25.6
Taxes on income	18 · 32	93	71	22	31.0
thereof: Deferred taxes on capitalised losses carried forward		24	17	7	41.2
Net income/loss		**177**	**144**	33	22.9
attributable to:					
Equity holders (consolidated profit)		177	143	34	23.8
Minority interest		–	1	– 1	– 100.0
		177	**144**	33	22.9

Earnings per share

in €	Notes · Page	1.1.– 30.6.2006	1.1.– 30.6.2005
Earnings per share	19 · 32	1.32	1.07
Earnings per share[1]	19 · 32	1.50	1.19

[1] Excluding the effects from capitalised losses carried forward

Income Statement for the Period from 1 April to 30 June 2006

Income/expenses

in € million	1.4.– 30.6.2006	1.4.– 30.6.2005	Change in € million	Change in %
Interest income	1,741	1,609	132	8.2
Interest expenses	1,550	1,444	106	7.3
Net interest income	**191**	**165**	26	15.8
Provisions for losses on loans and advances	44	36	8	22.2
Net interest income after provisions for losses on loans and advances	**147**	**129**	18	14.0
Commission income	44	48	– 4	– 8.3
Commission expenses	9	10	– 1	– 10.0
Net commission income	**35**	**38**	– 3	– 7.9
Net trading income	6	7	– 1	– 14.3
Net income from investments	26	12	14	> 100.0
General administrative expenses	79	76	3	3.9
Balance of other operating income/expenses	1	3	– 2	– 66.7
Operating profit/loss	**136**	**113**	23	20.4
Balance of other income/expenses	–	–	–	–
Net income/loss before taxes	**136**	**113**	23	20.4
Taxes on income	45	38	7	18.4
thereof: Deferred taxes on capitalised losses carried forward	10	8	2	25.0
Net income/loss	**91**	**75**	16	21.3
attributable to:				
Equity holders (consolidated profit)	91	74	17	23.0
Minority interest	0	1	– 1	– 100.0
	91	**75**	16	21.3

Balance Sheet as of 30 June 2006

Assets

in € million	Notes · Page	30.6.2006	31.12.2005	Change in € million	Change in %
Cash reserve		190	182	8	4.4
Assets held for trading purposes	20 · 33	8,457	5,696	2,761	48.5
Placements with, and loans and advances to, other banks	21 · 33	20,352	19,542	810	4.1
Loans and advances to customers	22 · 33	77,111	76,294	817	1.1
Allowances for losses on loans and advances	24 · 34	– 819	– 685	– 134	– 19.6
Investments	25 · 34	39,245	39,139	106	0.3
Intangible assets		59	28	31	> 100.0
Property, plant and equipment		40	14	26	> 100.0
Other assets	26 · 34	5,679	7,427	– 1,748	– 23.5
Income tax assets	27 · 34	3,246	4,823	– 1,577	– 32.7
Total assets		**153,560**	**152,460**	1.100	0.7

Equity and liabilities

in € million	Notes · Page	30.6.2006	31.12.2005	Change in € million	Change in %
Deposits from other banks	28 · 35	22,892	22,446	446	2.0
Amounts owed to other depositors	29 · 35	10,298	10,080	218	2.2
Promissory notes and other liabilities evidenced by securities	30 · 35	99,231	95,333	3,898	4.1
Liabilities held for trading purposes	31 · 35	4,586	3,753	833	22.2
Provisions	32 · 35	46	57	– 11	– 19.3
Other liabilities	33 · 35	8,969	11,967	– 2,998	– 25.1
Income tax liabilities	34 · 35	2,093	3,596	– 1,503	– 41.8
Subordinated capital	35 · 35	2,250	2,028	222	10.9
Liabilities		150,365	149,260	1,105	0.7
Equity attributable to equity holders		3,184	3,200	– 16	– 0.5
Subscribed capital		402	402	–	–
Additional paid-in capital		3,319	3,319	–	–
Retained earnings		767	544	223	41.0
Revaluation reserve		– 1,482	– 1,424	– 58	– 4.1
AfS reserve		18	274	– 256	– 93.4
Cash flow hedge reserve		– 1,500	– 1,698	198	11.7
Consolidated profit 2005		–	359	– 359	– 100.0
Profit carried forward 2005		1	–	1	100.0
Consolidated profit 1.1.–30.6.2006		177	–	177	100.0
Minority interest in equity		11	–	11	100.0
Equity		3,195	3,200	– 5	– 0.2
Total equity and liabilities		**153,560**	**152,460**	1,100	0.7

Statement of Changes in Equity

Equity

in € million	2006	2005
Balance at 1.1.	**3,200**	**2,872**
Subscribed capital	–	–
Additional paid-in capital	–	9
Retained earnings	223	219
Revaluation reserve	– 58	– 23
AfS reserve	– 256	112
Cash flow hedge reserve	198	– 135
Consolidated profit from previous year	– 359	– 270
Profit carried forward from previous year	1	7
Consolidated profit 1.1.–30.6.	177	143
Minority interest	11	– 1
Balance at 30.6.	**3,195**	**2,956**

The Annual General Meeting of Hypo Real Estate Holding AG on 8 May 2006 approved that, out of the profit of € 248 million for 2005 of Hypo Real Estate Holding AG, a dividend of € 134 million or € 1.00 per share will be paid out to the equity holders.

Cash Flow Statement

Cash Flow Statement

in € million	2006	2005
Cash and cash equivalents at 1.1.	**182**	**275**
Cash flow from operating activities	1,027	1,873
Cash flow from investing activities	– 1,118	– 1,660
Cash flow from financing activities	99	– 78
Effects of exchange rate changes and non-cash valuation changes	–	– 346
Cash and cash equivalents at 30.6.	**190**	**64**

1 Fundamental principles

Hypo Real Estate Holding AG has prepared its interim financial statements for the period ended 30 June 2006 in accordance with International Financial Reporting Standards (IFRS) in line with the EC Ordinance No. 1606/2002 of the European Parliament and the Council of 19 July 2002. These financial statements are based on the IFRS rules which were translated into European law by the EU Commission as part of the endorsement process, and are additionally based on the regulations of commercial law applicable in accordance with section 315a (1) HGB. With the exception of IAS 39, all mandatory IFRS regulations have been completely recognised by the EU. Certain regulations of IAS 39 regarding fair-value hedge accounting for a portfolio hedge of interest risks have not been recognised. The Hypo Real Estate Group does not use this type of hedge accounting, so that the financial statements are consistent with the entire IFRS as well as the IFRS as applicable in the EU.

The IFRS are standards and interpretations adopted by the International Accounting Standards Board (IASB). They consist of the International Financial Reporting Standards (IFRS), the International Accounting Standards (IAS) as well as the interpretations of the International Financial Reporting Interpretations Committee (IFRIC) or the former Standing Interpretations Committee (SIC).

These interim financial statements have also taken account of the German Accounting Standard (DRS) 6 published by the Deutsche Rechnungslegungs Standards Committee (DRSC) if this does not contradict the IFRS.

Applied IFRS The accounting and valuation methods applied as of 30 June 2006 are the same as those applied in the consolidated financial statements for 2005. IFRS 6 (Exploration and evaluation of mineral resources) is applicable for the first reporting period of a financial year commencing on 1 January 2006 or later. The initial application of IFRS 6 has not resulted in any impact on the net assets, financial position and results of operations of the Group.

2 Consolidation

In Q2 2006, the group of consolidated companies was extended to include the following:

- Hypo Real Estate Capital India Corporation Private Ltd., Mumbai
- Collineo Asset Management GmbH, Dortmund
- WH-Erste Grundstücks GmbH & Co. KG, Schönefeld
- WH-Zweite Grundstücks GmbH & Co. KG, Schönefeld

As part of the process of international expansion into new markets, Hypo Real Estate International Bank AG, Stuttgart, has set up the wholly-owned subsidiary Hypo Real Estate Capital India Corporation Private Ltd., Mumbai. Hypo Real Estate Capital India Corporation Private Ltd. specialises in commercial real estate financing on the Indian market. The initial consolidation has not resulted in any major impact on the net assets, financial position and results of operations of the Group.

As a result of the dynamic development of business, Collineo Asset Management GmbH, Dortmund, has been included in the group of consolidated companies. Collineo Asset Management GmbH manages asset-backed securities mainly for third parties. The initial consolidation of this wholly-owned subsidiary of Hypo Public Finance Bank, Dublin, has resulted in goodwill of € 10 million.

WH-Erste Grundstücks GmbH & Co. KG, Schönefeld, is a 94%-owned subsidiary of Hypo Real Estate International Bank AG, Stuttgart. The remaining 6% are held by outside shareholders. WH-Zweite Grundstücks GmbH & Co. KG, Schönefeld, is a wholly-owned subsidiary of WH-Erste Grundstücks GmbH & Co. KG. The business activities of these companies are geared to managing their real estate portfolios to best effect. The initial consolidations have increased total assets by € 131 million. Goodwill of € 8 million has arisen. As a result of the 6% minority holding, there are minority interests of € 11 million in the shareholders' equity.

Collineo Asset Management USA Inc., New York, which was founded as a wholly-owned subsidiary of Hypo Public Finance USA Inc., New York (formerly HI Asset Management Inc., New York) was included in the group of consolidated companies for the first time as of 31 March. The initial consolidation has not resulted in any major impact on the net assets, financial position and results of operations. HI Capital Markets Inc., New York, which is also a wholly-owned subsidiary of Hypo Public Finance USA Inc., has been renamed Hypo Capital Markets Inc.

Segment reporting

3 Notes to segment reporting based on segments (primary segmentation)

As a result of the reorganisation of the Group into the structure which has been applicable since the beginning of 2006 and which is described in the annual report for 2005 and in this interim report, the Management Board has defined the following new primary segments used as the basis for managing the Hypo Real Estate Group (HREG):

Hypo Real Estate International (HREI) This segment pools the international business with large-volume and structured real estate financing. The segment recognises the contributions to earnings made by the following fully consolidated companies:

- Hypo Real Estate Bank International AG, Stuttgart
- Hypo Real Estate Capital Corp., New York (sub-group)
  - Isar East 60th Street LLC, New York
  - Isar Gotham West 38th Street LLC, New York
  - Isar RP Member LLC, New York
  - Isar Two Columbus LLC, New York
  - Liffey 451 LLC, New York
- Hypo Real Estate Capital Hong Kong Corp. Ltd., Hong Kong
- Hypo Real Estate Capital India Corp. Private Ltd., Mumbai
- Hypo Real Estate Capital Japan Corp., Tokyo
- Hypo Real Estate Capital Ltd., London (sub-group)
  - Hypo Property Investment (1992) Ltd., London
  - Hypo Property Investment Ltd., London
    - The Greater Manchester Property Enterprise Fund Ltd., London
  - Hypo Property Participation Ltd., London
  - Hypo Property Services Ltd., London
  - Hypo Real Estate Investment Banking Ltd., London
  - Zamara Investments Ltd., Gibraltar
- Hypo Real Estate Transactions S.A.S., Paris
- WH-Erste Grundstücks GmbH & Co. KG, Schönefeld (sub-group)
  - WH-Zweite Grundstücks GmbH & Co. KG, Schönefeld

Hypo Real Estate Deutschland (HRED) is responsible for German real estate financing business, including the contributions to earnings made by Hypo Real Estate Bank AG, Munich. The contributions to earnings of the following fully consolidated companies are also included:

- DUKE 2002 Limited, Jersey
- GECO 2002 Limited, Jersey
- House of Europe I plc, Dublin
- House of Europe II plc, Dublin
- House of Europe III plc, Dublin
- Kiel I Limited, Jersey
- Kiel II Limited, Jersey
- Kiel III Limited, Jersey
- Kiel IV Limited, Jersey
- Kiel V Limited, Jersey
- Kiel VI Limited, Jersey
- Kiel VII Limited, Jersey
- Kiel VIII Limited, Jersey
- Kiel IX Limited, Jersey
- Octagon Limited, Cayman Islands

Hypo Public Finance Bank (HPFB) is responsible for public finance business (incl. state lending, infrastructure financing, municipal project financing and forfeiting) and capital markets business (incl. credit derivatives and asset management). Segment reporting includes the contributions to earnings made by the following fully consolidated companies:

- Collineo Asset Management GmbH, Dortmund
- Hypo Public Finance Bank, Dublin
- Hypo Public Finance USA Inc., New York (sub-group)
  - Collineo Asset Management USA Inc., New York
  - Hypo Capital Markets Inc., New York
- Hypo Pfandbrief Bank International S.A., Luxembourg
- Pallas Capital Corporation, Delaware

The "**Other/consolidation**" column includes consolidation issues as well as the contributions to earnings made by Hypo Real Estate Holding AG, Munich.

The previous year figures used in this report have been adjusted to the business segments of Hypo Real Estate International and Hypo Public Finance Bank which have been redefined as a result of the reorganisation of the Group.

4 Income statement, broken down by business segments

Income/expenses

in € million		HREI	HREGe	HPFB	Other/ consolidation	HREG
Net interest income	1.1.–30.6.2006	226	149	14	–8	381
	1.1.–30.6.2005	184	140	9	–3	330
Provisions for losses on loans and advances	1.1.–30.6.2006	28	58	1	–	87
	1.1.–30.6.2005	11	60	–	–	71
Net interest income after provisions for losses on loans and advances	1.1.–30.6.2006	**198**	**91**	**13**	**–8**	**294**
	1.1.–30.6.2005	**173**	**80**	**9**	**–3**	**259**
Net commission income	1.1.–30.6.2006	59	–	10	–	69
	1.1.–30.6.2005	57	5	–1	–	61
Net trading income	1.1.–30.6.2006	–	–	17	–	17
	1.1.–30.6.2005	1	–	13	–	14
Net income from investments	1.1.–30.6.2006	26	15	5	–	46
	1.1.–30.6.2005	10	13	–	–	23
General administrative expenses	1.1.–30.6.2006	81	41	22	15	159
	1.1.–30.6.2005	71	50	18	10	149
Balance of other operating income/expenses	1.1.–30.6.2006	1	–1	1	2	3
	1.1.–30.6.2005	–	4	2	1	7
Operating profit/loss	1.1.–30.6.2006	**203**	**64**	**24**	**–21**	**270**
	1.1.–30.6.2005	**170**	**52**	**5**	**–12**	**215**
Balance of other income/expenses	1.1.–30.6.2006	–	–	–	–	–
	1.1.–30.6.2005	–	–	–	–	–
Net income/loss before taxes	1.1.–30.6.2006	**203**	**64**	**24**	**–21**	**270**
	1.1.–30.6.2005	**170**	**52**	**5**	**–12**	**215**
Taxes on income[1]	1.1.–30.6.2006	50	13	6	–	69
	1.1.–30.6.2005	37	11	1	5	54
Net income/loss[1]	1.1.–30.6.2006	**153**	**51**	**18**	**–21**	**201**
	1.1.–30.6.2005	**133**	**41**	**4**	**–17**	**161**

[1] Excluding the effects from capitalised losses carried forward totalling € 24 million in Hypo Real Estate Group in 1st half year 2006 (1st half year 2005: € 17 million)

5 Key ratios, broken down by business segment

Key ratios

in %		HREI	HREGe	HPFB	HREG
Cost-Income-Ratio (based on operating revenues)	1.1.–30.6.2006	26.0	25.2	46.8	30.8
	1.1.–31.12.2005	29.3	30.4	70.0	34.9
Return on equity after taxes[1]	1.1.–30.6.2006	12.9	4.9	10.8	9.2
	1.1.–31.12.2005	12.9	4.2	7.9	7.4

[1] Excluding the effects from capitalised losses carried forward

6 Balance sheet figures, broken down by business segment

Assets und Liabilities

in € million		HREI	HREGe	HPFB	Other/ consolidation	HREG
Total assets	30.6.2006	55,626	81,908	21,235	–5,209	153,560
	31.12.2005	52,695	86,400	19,139	–5,774	152,460
Total liabilities	30.6.2006	53,178	81,125	20,861	–4,799	150,365
	31.12.2005	50,268	85,543	18,920	–5,471	149,260

Volume of lending

in € million		HREI	HREGe	HPFB	Other/ consolidation	HREG
Loans and advances to other banks	30.6.2006	5,991	8,418	1,217	-2,711	12,915
	31.12.2005	4,060	9,587	741	-416	13,972
Loans and advances to customers	30.6.2006	31,717	43,727	1,167	–	76,611
	31.12.2005	31,105	43,835	809	–	75,749
Contingent liabilities	30.6.2006	1,679	138	92	–	1,909
	31.12.2005	2,502	145	–	–	2,647
Total	30.6.2006	**39,387**	**52,283**	**2,476**	**-2,711**	**91,435**
	31.12.2005	**37,667**	**53,567**	**1,550**	**-416**	**92,368**

7 Total allowances for losses on loans and advances, broken down by business segment

Total allowances for losses on loans and advances

in € million		HREI	HREGe	HPFB	HREG
Total allowances for losses on loans and advances	30.6.2006	128	698	1	827
	31.12.2005	297	397	–	694

The Germany portfolio of the former business segment WürttHyp is shown under segment Hypo Real Estate Germany (HREGe) as of 1 January 2006.

8 Loans put on a non-accrual basis, broken down by business segment

Loans put on a non-accrual basis

in € million		HREI	HREGe	HPFB	HREG
Loans put on a non-accrual basis	30.6.2006	–	1,241	–	1,241
	31.12.2005	210	723	–	933

The Germany portfolio of the former business segment WürttHyp is shown under segment Hypo Real Estate Germany (HREGe) as of 1 January 2006.

9 Key capital ratios [based on German Commercial Code (HGB)], broken down by business segment

Equity funds[1]

in € million		HREI	HREGe	HPFB	HREG
Core capital	30.6.2006	2,413	1,839	332	4,421
	31.12.2005[2]	2,360	1,836	300	4,372
Supplementary capital	30.6.2006	915	891	254	2,041
	31.12.2005[2]	886	927	129	1,923
Equity capital	30.6.2006	3,328	2,730	586	6,462
	31.12.2005[2]	3,246	2,763	429	6,295
Tier III capital	30.6.2006	–	–	–	–
	31.12.2005[2]	–	–	–	–
Total	30.6.2006	**3,328**	**2,730**	**586**	**6,462**
	31.12.2005[2]	**3,246**	**2,763**	**429**	**6,295**

[1] Consolidated according to section 10 a German Banking Act (KWG)
[2] As per approved annual financial statements and after profit distribution

Risk-weighted assets

in € billion		HREI	HREGe	HPFB	HREG
On-balance-sheet assets	30.6.2006	28.5	25.0	2.1	54.7
	31.12.2005	26.7	23.5	1.8	50.9
Off-balance-sheet assets	30.6.2006	4.0	0.8	0.2	5.0
	31.12.2005	4.9	0.5	0.1	5.3
Counterparty risks in the trading book	30.6.2006	–	–	0.1	0.1
	31.12.2005	–	–	0.1	0.1
Total	30.6.2006	**32.5**	**25.8**	**2.4**	**59.8**
	31.12.2005	**31.6**	**24.0**	**2.0**	**56.3**

Market risk positions

in € million		HREI	HREGe	HPFB	HREG
Currency risks	30.6.2006	51	1	8	60
	31.12.2005	45	2	1	48
Interest rate risks	30.6.2006	–	–	130	130
	31.12.2005	–	–	95	95
Risks from equity securities	30.6.2006	–	–	8	8
	31.12.2005	–	–	21	21
Total	30.6.2006	**51**	**1**	**146**	**198**
	31.12.2005	**45**	**2**	**117**	**164**

Capital ratios

in %		HREI	HREGe	HPFB	HREG
Core capital ratio	30.6.2006	7.4	7.1	13.6	7.4
	31.12.2005[1]	7.5	7.7	15.0	7.8
Equity capital ratio	30.6.2006	10.3	10.6	23.9	10.8
	31.12.2005[1]	10.3	11.5	21.5	11.2
Equity funds ratio	30.6.2006	10.1	10.6	13.7	10.4
	31.12.2005[1]	10.1	11.5	12.4	10.8

[1] As per approved annual financial statements and after profit distribution

The capital ratios have been calculated in accordance with the guidelines of the Bank for International Settlements (BIS), based in Basel. The BIS ratios habe been established separately on a voluntary basis.

Notes to the income statement

10 Net interest income

Net interest income, broken down by categories of income/expenses in € million	1.1.–30.6.2006	1.1.–30.6.2005
Interest income	**3,417**	**3,251**
Lending and money-market business	2,726	2,517
Fixed-income securities and government-inscribed debt	688	729
Participating interests	2	5
Other	1	–
Interest expenses	**3,036**	**2,921**
Deposits	873	667
Promissory notes and other liabilities evidenced by securities	1,712	1,784
Subordinated capital	62	63
Current result from swap transactions (balance of interest income and interest expenses)	389	407
Total	**381**	**330**

Interest margins

in %	30.6.2006	30.6.2005
based on average risk assets according to BIS	1.32	1.28
based on average volume of business	0.50	0.44

11 Provisions for losses on loans and advances

Provisions for losses on loans and advances in € million	1.1.–30.6.2006	1.1.–30.6.2005
Additions	95	86
Allowances for losses on loans and advances	95	86
Loan-loss provisions	–	–
Releases	–8	–13
Allowances for losses on loans and advances	–8	–13
Loan-loss provisions	–	–
Recoveries from write-offs of loans and advances	–	–2
Total	**87**	**71**

12 Net commission income

Net commission income

in € million	1.1.–30.6.2006	1.1.–30.6.2005
Securities and custodial services	–1	–1
Lending operations and other service operations	70	62
Total	**69**	**61**

13 Net trading income

Net trading income of € 17 million is attributable exclusively to interest- and currency-based transactions, as was the case in the equivalent previous year period (30 June 2005: € 14 million).

14 Net income from investments

Net income from investments

in € million	1.1.–30.6.2006	1.1.–30.6.2005
Income from investments	60	35
Expenses from investments	14	12
Total	**46**	**23**

15 General administrative expenses

General administrative expenses

in € million	1.1.–30.6.2006	1.1.–30.6.2005
Personnel expenses	93	88
Wages and salaries	79	76
Social security costs	9	9
Pension expenses and related employee benefit costs	5	3
Other general administrative expenses	58	54
Depreciation/amortisation	8	7
on software and other intangible assets excluding goodwill	5	4
on property, plant and equipment	3	3
Total	**159**	**149**

Cost-income-ratio

in %	1.1.–30.6.2006	1.1.–30.6.2005
Cost-income-ratio (based on operating revenues)	30.8	34.9

16 Balance of other operating income/expenses

Balance of other operating income/expenses in € million	1.1.–30.6.2006	1.1.–30.6.2005
Other operating income	10	12
Other operating expenses	7	5
Balance of other operating income/expenses	**3**	**7**

17 Operating revenues

Operating revenues

in € million	1.1.–30.6.2006	1.1.–30.6.2005
Net interest income	381	330
Net commission income	69	61
Net trading income	17	14
Net income from investments	46	23
Balance of other operating income/expenses	3	7
Total	**516**	**435**

18 Taxes on income

Breakdown

in € million	1.1.–30.6.2006	1.1.–30.6.2005
Current taxes	61	45
Deferred taxes	32	26
thereof: Deferred taxes on capitalised losses carried forward	24	17
Total	**93**	**71**

19 Earnings per share

Earnings per share

	1.1.–30.6.2006	1.1.–30.6.2005
Consolidated profit (in € million)	177	143
Average number of shares	134,072,175	134,072,175
Earnings per share (in €)	**1.32**	**1.07**

Excluding deferred taxes on capitalised losses carried forward, earnings per share are as follows:

Earnings per share

	1.1.–30.6.2006	1.1.–30.6.2005
Consolidated profit[1] (in € million)	201	160
Average number of shares	134,072,175	134,072,175
Earnings per share[1] (in €)	**1.50**	**1.19**

[1] Excluding the effects from capitalised losses carried forward

Because no conversion or option rights in respect of conditional capital were outstanding on the reference date for the financial statement, no calculation was made showing diluted earnings per share.

Notes to the balance sheet (Assets)

20 Assets held for trading purposes

Assets held for trading purposes

in € million	30.6.2006	31.12.2005
Debt securities and other fixed-income securities	8,131	5,360
Equity securities and other variable-yield securities	66	178
Positive fair values from derivative financial instruments	260	158
Total	**8,457**	**5,696**

21 Placements with, and loans and advances to, other banks

Placements with, and loans and advances to, other banks, broken down by type of business

in € million	30.6.2006	31.12.2005
Loans and advances	12,915	13,972
Public sector loans	11,899	12,599
Real estate loans	193	194
Other loans and advances	823	1,179
Investments	7,437	5,570
Total	**20,352**	**19,542**

Placements with, and loans and advances to, other banks, broken down by maturities

in € million	30.6.2006	31.12.2005
Repayable on demand	3,512	2,249
With agreed maturities	16,840	17,293
up to 3 months	5,107	5,171
from 3 months to 1 year	1,927	1,358
from 1 year to 5 years	7,694	8,696
from 5 years and over	2,112	2,068
Total	**20,352**	**19,542**

22 Loans and advances to customers

Loans and advances to customers, broken down by type of business

in € million	30.6.2006	31.12.2005
Loans and advances	76,611	75,749
Public sector loans	17,439	19,275
Real estate loans	58,682	56,041
Other loans and advances	490	433
Investments	500	545
Total	**77,111**	**76,294**

Loans and advances to customers, broken down by maturities

in € million	30.6.2006	31.12.2005
Unspecified terms	161	67
With agreed maturities	76,950	76,227
up to 3 months	3,071	3,829
from 3 months to 1 year	6,350	4,389
from 1 year to 5 years	28,405	26,883
from 5 years and over	39,124	41,126
Total	**77,111**	**76,294**

23 Volume of lending

Volume of lending

in € million	30.6.2006	31.12.2005
Loans and advances to other banks	12,915	13,972
Loans and advances to customers	76,611	75,749
Contingent liabilities	1,909	2,647
Total	**91,435**	**92,368**

24 Allowances for losses on loans and advances

Development

in € million	Individual allowances	Portfolio-based allowances	Total
Balance at 1.1.2005	**559**	**217**	**776**
Changes affecting income	136	16	152
Gross additions	173	42	215
Releases	-37	-26	-63
Changes not affecting income	-226	-17	-243
Use of existing loan-loss allowances	-245	-17	-262
Effects of currency translations and other changes not affecting income	19	0	19
Balance at 31.12.2005	**469**	**216**	**685**
Balance at 1.1.2006	**469**	**216**	**685**
Changes affecting income	58	29	87
Gross additions	65	30	95
Releases	-7	-1	-8
Changes not affecting income	51	-4	47
Use of existing loan-loss allowances	-43	-4	-47
Effects of currency translations and other changes not affecting income	94	–	94
Balance at 30.6.2006	**578**	**241**	**819**

25 Investments

Breakdown

in € million	30.6.2006	31.12.2005
HtM investments	8,600	9,365
Debt securities and other fixed-income securities	8,600	9,365
AfS investments	27,530	26,263
Shares in non-consolidated subsidiaries	59	187
Participating interests	15	17
Debt securities and other fixes-income securities	27,450	26,057
Equity securities and other variable-yield securities	6	2
dFVTPL investments	3,115	3,479
Debt securities and other fixed-income securities	3,115	3,479
Investment properties	0	32
Total	**39,245**	**39,139**

26 Other assets

Other assets

in € million	30.6.2006	31.12.2005
Positive fair values from derivative financial instruments	5,220	7,133
Other assets	376	205
Deferred charges and prepaid expenses	23	30
Capitalised excess cover of qualified insurance for pension provisions	60	59
Total	**5,679**	**7,427**

27 Income tax assets

Income tax assets

in € million	30.6.2006	31.12.2005
Current tax assets	14	17
Deferred tax assets	3,232	4,806
Total	**3,246**	**4,823**

Notes to the balance sheet (Equity and Liabilities)

28 Deposits from other banks

Deposits from other banks by maturities

in € million	30.6.2006	31.12.2005
Repayable on demand	274	70
With agreed maturities	22,618	22,376
Total	**22,892**	**22,446**

29 Amounts owed to other depositors

Amounts owed to other depositors by maturities

in € million	30.6.2006	31.12.2005
Repayable on demand	248	503
With agreed maturities	10,050	9,577
Total	**10,298**	**10,080**

30 Promissory notes and other liabilities evidenced by securities

Promissory notes and other liabilities evidenced by securities, broken down by maturities

in € million	30.6.2006	31.12.2005
With agreed maturities		
up to 3 months	7,408	10,343
from 3 months to 1 year	18,343	15,189
from 1 year to 5 years	49,434	48,486
from 5 years and over	24,046	21,315
Total	**99,231**	**95,333**

31 Liabilities held for trading purposes

The negative fair values arising from derivative trading instruments (€ 150 million) and the funding positions of the trading portfolio (€ 4,436 million) are stated as trading liabilities.

32 Provisions

Breakdown

in € million	30.6.2006	31.12.2005
Restructuring provisions	14	22
Loan-loss provisions	8	9
Other provisions	24	26
thereof: Long-term liabilities to employees	7	7
Total	**46**	**57**

As of 1 January 2005, the Hypo Real Estate Group took out an insurance policy which is classified as a "qualified insurance policy" under IAS 19 to protect itself against the main risks arising from the defined-benefit pension commitments. The qualified insurance policy is a plan asset in accordance with IAS 19. In accordance with IAS 19.54, the pension provisions have to be reduced by the extent of the plan assets.

33 Other liabilities

Other liabilities

in € million	30.6.2006	31.12.2005
Negative fair values from derivative financial instruments	8,002	11,122
Other liabilities	872	748
Deferred income	95	97
Total	**8,969**	**11,967**

34 Income tax liabilities

Income tax liabilities

in € million	30.6.2006	31.12.2005
Current tax liabilities	69	62
Deferred tax liabilities	2,024	3,534
Total	**2,093**	**3,596**

35 Subordinated capital

Breakdown

in € million	30.6.2006	31.12.2005
Subordinated liabilities	1,691	1,470
Participating certificates outstanding	559	558
Total	**2,250**	**2,028**

36 Treasury stock

Neither Hypo Real Estate Holding AG itself nor any dependent company or company in which a majority is owned holds shares of Hypo Real Estate Holding AG. No treasury shares were traded in the first six month of 2006.

Other Notes

37 Contingent liabilities and other commitments

Contingent liabilities and other commitments

in € million	30.6.2006	31.12.2005
Contingent liabilities[1]	**1,909**	**2,647**
Guarantees and indemnity agreements	1,909	2,647
Loan guarantees	113	115
Performance guarantees and indemnities	1,761	2,500
Documentary credits	35	32
Other commitments	**9,696**	**7,627**
Irrevocable loan commitments	9,669	7,549
Book credits	503	584
Guarantees	185	273
Mortgage and public sector loans	8,981	6,692
Other commitments	27	78
Total	**11,605**	**10,274**

[1] In principle, the amount of contingent liabilities equates to the amount of contingent claims

38 Summary of quarterly financial data

Hypo Real Estate Group

		2nd quarter 2005	3rd quarter 2005	4th quarter 2005	1st quarter 2006	2nd quarter 2006
Operating performance						
Operating revenues	in € million	225	233	241	257	259
Net interest income	in € million	165	171	184	190	191
Net commission income	in € million	38	33	31	34	35
Net trading income	in € million	7	12	1	11	6
Net income from investments	in € million	12	16	28	20	26
Balance of other operating income/expenses	in € million	3	1	-3	2	1
Provisions for losses on loans and advances	in € million	36	41	37	43	44
General administrative expenses	in € million	76	79	89	80	79
Balance of other income/expenses (excluding restructuring expenses)	in € million	–	-1	–	–	–
Net income/loss before taxes (excluding restructuring expenses)	in € million	113	112	115	134	136
Restructuring expenses	in € million	–	–	34	–	–
Net income/loss before taxes	in € million	113	112	81	134	136
Net income/loss[1]	in € million	83	82	70	100	101
Key indicators						
Total volume of lending	in € billion	95.6	93.9	92.4	91.7	91.4
Risk assets compliant with BIS rules	in € billion	52.9	53.2	56.3	58.1	59.8
Core capital ratio compliant with BIS rules	in %	7.9	7.8	7.8[2]	7.6	7.4
Employees		1,259	1,258	1,233	1,176	1,172

[1] Excluding the effects from capitalised losses carried forward
[2] As per approved annual financial statements and after profit distribution

Hypo Real Estate International

		2nd quarter 2005	3rd quarter 2005	4th quarter 2005	1st quarter 2006	2nd quarter 2006
Operating performance						
Operating revenues	in € million	129	135	145	157	155
Net interest income	in € million	95	99	101	114	112
Net commission income	in € million	30	30	36	31	28
Net trading income	in € million	–	2	–2	–	–
Net income from investments	in € million	5	3	12	11	15
Balance of other operating income/expenses	in € million	–1	1	–2	1	–
Provisions for losses on loans and advances	in € million	6	11	7	14	14
General administrative expenses	in € million	36	41	44	41	40
Balance of other income/expenses	in € million	–	–1	–	–	–
Net income/loss before taxes	in € million	87	82	94	102	101
Net income/loss[1]	in € million	68	61	93	76	77
Key indicators						
Total volume of lending	in € billion	38.5	37.5	37.7	38.4	39.4
Risk assets compliant with BIS rules	in € billion	28.0	28.4	31.6	31.4	32.5
Core capital ratio compliant with BIS rules	in %	8.3[2]	8.1[2]	7.5[2]	7.7	7.4

[1] Excluding the effects from capitalised losses carried forward
[2] Based on allocated capital

Hypo Real Estate Germany

		2nd quarter 2005	3rd quarter 2005	4th quarter 2005	1st quarter 2006	2nd quarter 2006
Operating performance						
Operating revenues	in € million	85	77	83	83	80
Net interest income	in € million	68	67	76	74	75
Net commission income	in € million	8	–3	–3	1	–1
Net trading income	in € million	–	–	–	–	–
Net income from investments	in € million	6	13	13	8	7
Balance of other operating income/expenses	in € million	3	–	–3	–	–1
Provisions for losses on loans and advances	in € million	30	30	30	29	29
General administrative expenses	in € million	26	23	25	21	20
Balance of other income/expenses	in € million	–	–	–	–	–
Net income/loss before taxes	in € million	29	24	28	33	31
Net income/loss[1]	in € million	22	18	21	27	24
Key indicators						
Total volume of lending	in € billion	56.7	54.9	53.6	53.8	52.3
Risk assets compliant with BIS rules	in € billion	23.0	22.8	24.0	25.5	25.8
Core capital ratio compliant with BIS rules	in %	8.0	8.1	7.7[2]	7.2	7.1
Employees		544	534	520	483	475

[1] Excluding the effects from capitalised losses carried forward
[2] As per approved annual financial statements

Hypo Public Finance Bank

		2nd quarter 2005	3rd quarter 2005	4th quarter 2005	1st quarter 2006	2nd quarter 2006
Operating performance						
Operating revenues	in € million	12	22	15	21	26
Net interest income	in € million	3	6	10	7	7
Net commission income	in € million	−1	6	−2	2	8
Net trading income	in € million	7	10	3	11	6
Net income from investments	in € million	1	–	3	1	4
Balance of other operating income/expenses	in € million	2	–	1	–	1
Provisions for losses on loans and advances	in € million	–	–	–	–	1
General administrative expenses	in € million	8	10	14	11	11
Balance of other income/expenses	in € million	–	–	–	–	–
Net income/loss before taxes	in € million	4	12	1	10	14
Net income/loss	in € million	3	9	3	8	10
Key indicators						
Total volume of lending	in € billion	1.6	1.5	1.6	2.5	2.5
Risk assets compliant with BIS rules	in € billion	2.5	2.5	2.0	2.1	2.4
Core capital ratio compliant with BIS rules	in %	8.0[1]	8.0[1]	15.0[1]	14.7	13.6

[1] Based on allocated capital

Munich, 8 August 2006

Hypo Real Estate Holding Aktiengesellschaft

The Management Board

Funke Bub Eisele Fell Lamby

Report of the Chairman of the Supervisory Board

The Chairman of the Supervisory Board was notified by the Chairman of the Audit Committee of the Supervisory Board of the results of the committee meeting on 8 August 2006. In this meeting, the interim report for the period ended 30 June 2006 as well as the report of the auditor concerning the audit review were presented and explained by the Management Board. The business development, the earnings situation and the financial situation of the company were discussed. The Audit Committee has approved the interim report.

Munich, 9 August 2006

The Chairman of the Supervisory Board

Kurt F. Viermetz

Hypo Real Estate Holding AG

Unsöldstraße 2
80538 Munich
Germany
Telephone +49 (0) 89 20 30 07-0
Fax +49 (0) 89 20 30 07-772
info@hyporealestate.com
www.hyporealestate.com

Hypo Public Finance Bank

3 Harbourmaster Place
IFSC Dublin 1
Ireland
Telephone +353 1 611 6000
Fax +353 1 611 6001
info@hpfb.com
www.hpfb.com

Hypo Real Estate Bank International AG

Büchsenstraße 26
70174 Stuttgart
Germany
Telephone +49 (0) 711 20 96-0
Fax +49 (0) 711 20 96-304
info@hypointernational.com
marketing@hypointernational.com
www.hypointernational.com

Hypo Real Estate Bank AG (Deutschland)

Von-der-Tann-Straße 2
80539 Munich
Germany
Telephone +49 (0) 89 28 80-0
Fax +49 (0) 89 28 80-12 100
info@hyporealestate.de
www.hyporealestate.de

Future-oriented Statements

This report contains future-oriented statements in the form of intentions, assumptions, expectations or forecasts. These statements are based on the plans, estimates and predictions currently available to the management of Hypo Real Estate Holding AG. Future-oriented statements therefore only apply on the day on which they are made. We do not undertake any obligation to update such statements in light of new information or future events. By their nature, future-oriented statements contain risks and factors of uncertainty. A number of important factors can contribute to actual results deviating considerably from future-oriented statements. Such factors include the condition of the financial markets in Germany, Europe and the USA, the possible default of borrowers or counterparties of trading companies, the reliability of our principles, procedures and methods for risk management as well as other risks associated with our business activity.

Hypo Real Estate Holding AG
Unsöldstraße 2
80538 Munich
Germany
Telephone +49 (0)89 203007-0
Fax +49 (0)89 203007-772
www.hyporealestate.com


Hypo Real Estate
GROUP

Press release

Hypo Real Estate Bank International: Successful completion of first major closing in Romania for The Accession Fund, managed by GLL Real Estate Partners

Bucharest/London/Munich, 26 July 2006: Hypo Real Estate Bank International has provided a € 57.7 million loan as part of an umbrella facility line financing for The Accession Fund SICAV, managed by GLL Real Estate Partners, amounting to € 200 million. The purpose of this loan is to finance the acquisition of the Charles De Gaulle Office Plaza in Bucharest, Romania. The transaction closed on June 1st 2006.

The Accession Fund is a €1 billion fund targeting office, retail and logistics properties in Central and Eastern Europe, taking advantage of favourable market conditions in these countries that have either already acceded to the European Union in 2004 or are scheduled to do so in 2007.

GLL Real Estate Partners is a Munich, New York and San Francisco based real estate fund management company, partly owned by Assicurazioni Generali and Lend Lease Corporation.

The Charles de Gaulle Plaza is a prime office building in Bucharest and is fully leased to Western European corporate tenants. A landmark building, it is located in a prime location in the northern part of Bucharest on a major traffic junction overlooking the Charles de Gaulle Square and Herastrau Park. Completed in 2005, it is one of the highest standard office buildings in the city, with a total lettable area of 23,890 sq m consisting of seventeen upper floors, with a 14 storey central glazed atrium, and five basement floors with flexible floor plans.

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 Munich

Commenting, Harin Thaker, CEO - Europe, said: "This deal in Romania demonstrates once again our ability to deliver to our clients highly structured cross border financing solutions. Along with other eastern European countries, and as part of our CEE strategy, Romania is a new target market for Hypo International.and we look forward to closing further deals there in the future"

Press contact:
Oliver Gruß
Phone: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-mail:oliver.gruss@hyporealestate.com

Notes to editors:

Hypo Real Estate Group
The **Hypo Real Estate Group** (HREG) is one of the largest European providers of commercial real estate financing. The group consists of the non-operational listed holding company, namely **Hypo Real Estate Holding AG** based in Munich, and three operational entities. The **Hypo Real Estate Bank International AG** (Stuttgart) combines the international real estate financing activities. The centre of competence for the German market is **Hypo Real Estate Bank AG** based in Munich. **Hypo Public Finance Bank puc** (Dublin) combines public finance and Capital Markets activities.

Accession Fund SICAV:
Accession Fund SICAV is a Luxembourg-based investment vehicle created to invest in property across the so-called Accession Countries in Central Europe. The Fund is composed of European and Middle Eastern institutional investors and closed in June with a total investment funds of €1 billion. The Fund is advised by GLL Asset Management GmbH, a wholly-owned subsidiary of GLL Real Estate Partners GmbH, Munich, Germany.

GLL Real Estate Partners:

GLL Real Estate Partners, a Munich, New York and San Francisco based real estate investment management firm, was formed in 2000. GLL sponsors and manages funds, separate account portfolios, in Europe and the U.S. for European and other international institutional investors. GLL sponsored funds own prestigious assets such as Frankfurt's Messeturm, PricewaterhouseCoopers Polish headquarters in Warsaw and RFF's headquarters in Paris. GLL operates through a global real estate network, offering its European investor-clients access to the world's most important real estate investment markets.

Press release

Hypo Real Estate Group still on course for growth in H1 2006

- **Consolidated net income before taxes plus 26% to EUR 270 million**
- **Operating revenues plus 19% to EUR 516 million**
- **New real estate financing business of EUR 11.4 billion fully in line with expectations**
- **New segment Hypo Public Finance Bank is picking up pace**
- **Confirmation of forecasts for the whole of 2006**

Munich, 9 August 2006 – In the first half of 2006, the Hypo Real Estate Group has improved all major parameters. The international financier of large-volume commercial real estate has succeeded in considerably boosting operating revenues and consolidated net income before taxes in line with expectations. New real estate financing business in the first six months was also fully in line with expectations, with a volume of EUR 11.4 billion and an average return of more than 13% after taxes. The new segment Hypo Public Finance Bank which was established at the beginning of the year (public finance and capital markets) has made a good start. For the full twelve-month period in 2006, the Management Board is confirming the earnings and return objectives announced at the beginning of the year.

Group development H1 2006

- The group has reported net income before taxes of EUR 270 million for the first six months of 2006, 26% higher than the corresponding previous year period (EUR 215 million).
- Net income after taxes amounted to EUR 201 million compared with EUR 161 million in H1 2005, equivalent to growth of 25%. These figures do not take account of non-cash-effective expenses of EUR 24 million from capitalised losses carried forward in accordance with IFRS regulations.
- Return on equity after taxes (excluding the effects from capitalised losses carried forward) amounted to 9.2% for the first half, and was

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 München

thus higher than the target specified for the full year (>9%; full year 2005: 7.4% excl. the effects from capitalised losses carried forward).

- As a result of strong new business and the improvement in average margins in the German portfolio, operating revenues (the sum of net interest income, net commission income, net trading income, net income from investments and the balance of other operating income/expenses) increased in the first six months by 19% from EUR 435 million to EUR 516 million. The improvement was attributable to all major revenue types. Whereas net interest income in the first half of the previous year declined by 5%, it increased by 15% in the first six months in 2006 from EUR 330 million to EUR 381 million. There has been a positive development in net trading income, which increased by 21% to EUR 17 million thanks to the successful activities of Hypo Public Finance Bank. Net income from investments has doubled to EUR 46 million, reflecting capital gains realised from treasury activities.
- Provisions for losses on loans and advances are stated as EUR 87 million (previous year period: EUR 71 million); this 23% increase reflects the growth in the international real estate financing portfolio, and comprises portfolio-based allowances.
- General administrative expenses increased by EUR 10 million (7%) to EUR 159 million, whereby this growth was lower than the increase in operating revenues. Savings in Germany business were opposed by higher expenses in Hypo Real Estate International and Hypo Public Finance Bank due to expansion activities.
- In consequence, the cost-income ratio, which is the standard used for measuring the internal efficiency of the group, improved further from 34.3% in the first half of 2005 to 30.8%.

New business H1 2006

In the first six months of this year, the group acquired new real estate financing of EUR 11.4 billion compared with EUR 8.3 billion in the previous year period – equivalent to growth of 37%.

Of this figure, EUR 8.5 billion is attributable to international financing and EUR 2.9 billion is attributable to financing in Germany. With this volume of new business, the Hypo Real Estate Group is making excellent progress towards meeting its announced objective of approx. EUR 22 billion for the full year.

Balance sheet development H1 2006

Total assets of the group are stated as EUR 153.6 billion as of 30 June 2006, EUR 1.1 billion higher compared with the figure at the end of 2005. In line with overall strategy, public sector loans declined, whereas real estate financing increased. Higher trading assets have resulted from the increased level of activity at Hypo Public Finance Bank (EUR +2.8 billion).

With a figure of 7.4% for the core capital ratio (31 December 2005: 7.8%), and 10.4% for the equity funds ratio (31 December 2005: 10.8%), the Hypo Real Estate Group again reported very sound capital backing after six months.

Results for Q2 2006

- In the second quarter of the current financial year, the development in business has to a large extent been linear with regard to the first three months, and net income before taxes amounted to EUR 136 million (Q2 2005: EUR 113 million, +20%).
- Net income after taxes (excluding the effects from capitalised losses carried forward) amounted to EUR 101 million (Q2 2005: EUR 83 million, +22%).
- Operating revenues totalled EUR 259 million, compared with EUR 225 million in the same previous year quarter (+15%).
- At EUR 6.2 billion, new business was EUR 1 billion higher than in the first three months of 2006.

Outlook for 2006

In view of the excellent development in business during the first six months of the year, the Management Board has confirmed its forecasts for the full twelve-month period in 2006. It still expects to see net income before taxes in the group increase by at least 20% to more than EUR 530 million, based on a previous year figure of EUR 442 million adjusted by restructuring

expenses. Return on equity after taxes is expected to exceed 9%, and operating revenues should come in at more than EUR 1 billion.

Georg Funke, CEO of Hypo Real Estate Holding AG: "After the first six months of the current financial year, the Hypo Real Estate Group is still on course. We have fully met our business objectives despite the increased uncertainty on the capital markets in the second quarter and also despite the more difficult margin situation in real estate financing. This is documented by the strength which our group has built up in its markets. In terms of strategy, we have further diversified our business: Geographically primarily by way of the acquisition of the international business of AHBR, and in terms of our range of products by way of setting up the new business segment Hypo Public Finance Bank."

Information concerning the segments

Hypo Real Estate International

This segment, in which the entire international real estate financing business of the group has been combined since the beginning of the year, succeeded in meetings is ambitious sales and earnings targets in the first half of 2006. Net income before taxes amounted to EUR 203 million, equivalent to growth of 19% compared with the previous year figure (EUR 170 million). Operating revenues increased by 24% from EUR 252 million to EUR 312 million, primarily as a result of higher net interest income. Because growth in general administrative expenses was considerably lower than growth in operating revenues, the cost-income ratio declined further to 26.0% (full year 2005: 29.3%).

The strategic highlight of the first half was the acquisition of the international business of Allgemeine Hypothekenbank Rheinboden AG (AHBR) with a volume of approx. EUR 3.5 billion; this was agreed in June and completed in July. The transaction involved approx. 140 real estate financing arrangements (performing loans) spread over 13 European countries. As a result of this acquisition, the Hypo Real Estate Group will be able to further expand the proportion of international financing in line with overall strategy. The purchase has not had any impact on the figures for the first half of 2006, because the transaction was only completed in July.

Hypo Real Estate Germany

Real estate financing business in Germany, which is pooled at Hypo Real Estate Bank AG, is increasingly picking up pace. New real estate financing business of EUR 2.9 billion generated in the first half was above expectations. Net income before taxes amounted to EUR 64 million, +23% compared with the corresponding figure in the first half of 2005 (EUR 52 million). At EUR 163 million, operating revenues were slightly higher than the corresponding previous year figure (EUR 162 million) despite the down-sized portfolio; this was due to the improved average margin. Because general administrative expenses were considerably lower than the corresponding previous year figure as a result of the completed restructuring of the segment, the cost-income ratio improved significantly to 25.2% (full year 2005: 30.4%).

Hypo Public Finance Bank

The new segment achieved a positive performance above expectations in the first half. New business amounted to EUR 2.1 billion. The basis of business was extended, for instance by way of the launch of infrastructure financing and asset-based finance. This new business as of 30.6.2006 amounted to EUR 0.4 billion. A further volume of EUR 0.75 billion has already been approved. There was also a positive development in asset management. Assets under management/administration amounted to EUR 22.1 billion as of 30.6.2006. Net income before taxes generated in the segment during the first six months (EUR 24 million; H1 2005: EUR 5 million) was considerably ahead of the pro-rata objective. Operating revenues doubled from EUR 23 million to EUR 47 million, with all major revenue types contributing.

Press contact:
Oliver Gruß
Telephone: +49 (0)89 203007 781
Telefax: +49 (0)89 203007 772
Email: oliver.gruss@hyporealestate.com

Hypo Real Estate Group

Income Statement for the Period from 1 January to 30 June 2006

Income/expenses in € million

	1.1.-30.6.2006	1.1.-30.6.2005	Change	
			in € million	in %
Interest income	3,417	3,251	166	5.1
Interest expenses	3,036	2,921	115	3.9
Net interest income	**381**	**330**	51	15.5
Provisions for losses on loans and advances	87	71	16	22.5
Net interest income after provisions for losses on loans and advances	**294**	**259**	35	13.5
Commission income	89	83	6	7.2
Commission expenses	20	22	-2	-9.1
Net commission income	**69**	**61**	8	13.1
Net trading income	17	14	3	21.4
Net income from investments	46	23	23	100.0
General administrative expenses	159	149	10	6.7
Balance of other operating income/expenses	3	7	-4	-57.1
Operating profit/loss	**270**	**215**	55	25.6
Balance of other income/expenses	0	0	0	0.0
Net income/loss before taxes	**270**	**215**	55	25.6
Taxes on income excluding deferred taxes on capitalised losses carried forward	69	54	15	27.8
Net income/loss after taxes excluding deferred taxes on capitalised losses carried forward	**201**	**161**	40	24.8
Deferred taxes on capitalised losses carried forward	24	17	7	41.2
Net income/loss after taxes including deferred taxes on capitalised losses carried forward	**177**	**144**	33	22.9
attributable to:				
Equity holders (consolidated profit)	177	143	34	23.8
Minority interest	0	1	-1	-100.0
	177	144	33	22.9

Income Statement for the Period from 1 April to 30 June 2006

Income/expenses in € million

	1.4.-30.6.2006	1.4.-30.6.2005	Change	
			in € million	in %
Interest income	1,741	1,609	132	8.2
Interest expenses	1,550	1,444	106	7.3
Net interest income	191	**165**	26	15.8
Provisions for losses on loans and advances	44	36	8	22.2
Net interest income after provisions for losses on loans and advances	147	**129**	18	14.0
Commission income	44	48	-4	-8.3
Commission expenses	9	10	-1	-10.0
Net commission income	35	**38**	-3	-7.9
Net trading income	6	7	-1	-14.3
Net income from investments	26	12	14	>100.0
General administrative expenses	79	76	3	3.9
Balance of other operating income/expenses	1	3	-2	-66.7
Operating profit/loss	136	**113**	23	20.4
Balance of other income/expenses	0	0	0	0.0
Net income/loss before taxes	136	**113**	23	20.4
Taxes on income excluding deferred taxes on capitalised losses carried forward	35	30	5	16.7
Net income/loss after taxes excluding deferred taxes on capitalised losses carried forward	101	**83**	18	21.7
Deferred taxes on capitalised losses carried forward	10	8	2	25.0
Net income/loss after taxes including deferred taxes on capitalised losses carried forward	91	**75**	16	21.3
attributable to:				
Equity holders (consolidated profit)	91	74	17	23.0
Minority interest	0	1	-1	-100.0
	91	75	16	21.3

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 München

Income Statement, broken down by business segment

Income/expenses in € million

		HREI	HREGe	HPFB	Other/ consolidation	HREG
Net interest income						
	1.1.-30.6.2006	226	149	14	-8	381
	1.1.-30.6.2005	184	140	9	-3	330
Provisions for losses on loans and advances						
	1.1.-30.6.2006	28	58	1	0	87
	1.1.-30.6.2005	11	60	0	0	71
Net interest income after provisions for losses on loans and advances						
	1.1.-30.6.2006	**198**	**91**	**13**	**-8**	**294**
	1.1.-30.6.2005	**173**	**80**	**9**	**-3**	**259**
Net commission income						
	1.1.-30.6.2006	59	0	10	0	69
	1.1.-30.6.2005	57	5	-1	0	61
Net trading income						
	1.1.-30.6.2006	0	0	17	0	17
	1.1.-30.6.2005	1	0	13	0	14
Net income from investments						
	1.1.-30.6.2006	26	15	5	0	46
	1.1.-30.6.2005	10	13	0	0	23
General administrative expenses						
	1.1.-30.6.2006	81	41	22	15	159
	1.1.-30.6.2005	71	50	18	10	149
Balance of other operating income/expenses						
	1.1.-30.6.2006	1	-1	1	2	3
	1.1.-30.6.2005	0	4	2	1	7
Operating profit/loss						
	1.1.-30.6.2006	**203**	**64**	**24**	**-21**	**270**
	1.1.-30.6.2005	**170**	**52**	**5**	**-12**	**215**
Balance of other income/expenses						
	1.1.-30.6.2006	0	0	0	0	0
	1.1.-30.6.2005	0	0	0	0	0
Net income/loss before taxes						
	1.1.-30.6.2006	**203**	**64**	**24**	**-21**	**270**
	1.1.-30.6.2005	**170**	**52**	**5**	**-12**	**215**
Taxes on income[1]						
	1.1.-30.6.2006	50	13	6	0	69
	1.1.-30.6.2005	37	11	1	5	54
Net income/loss[1]						
	1.1.-30.6.2006	**153**	**51**	**18**	**-21**	**201**
	1.1.-30.6.2005	**133**	**41**	**4**	**-17**	**161**

[1] Excluding the effects from capitalised losses carried forward totalling € 24 million in Hypo Real Estate Group in the 1st half year 2006 (1st half year 2005: € 17 million)

Key ratios, broken down by business segment

in %

		HREI	HREGe	HPFB	HREG
Cost-income-ratio (based on operating revenues)					
	1.1.-30.6.2006	26.0	25.2	46.8	30.8
	1.1.-31.12.2005	29.3	30.4	70.0	34.9
Return on equity after taxes[1]					
	1.1.-30.6.2006	12.9	4.9	10.8	9.2
	1.1.-31.12.2005	12.9	4.2	7.9	7.4

[1] Excluding the effects from capitalised losses carried forward

Balance sheet figures, broken down by business segment

Assets und Liabilities in € million

	HREI	HREGe	HPFB	Other/ consolidation	HREG
Total assets					
30.6.2006	55,626	81,908	21,235	-5,209	153,560
31.12.2005	52,695	86,400	19,139	-5,774	152,460
Total liabilities					
30.6.2006	53,178	81,125	20,861	-4,799	150,365
31.12.2005	50,268	85,543	18,920	-5,471	149,260

Volume of lending in € million

	HREI	HREGe	HPFB	Other/ consolidation	HREG
30.6.2006	39,387	52,283	2,476	-2,711	91,435
31.12.2005	37,667	53,567	1,550	-416	92,368

Key capital ratios [based on German Commercial Code (HGB)], broken down by business segment

Risk-weighted assets in € billion

	HREI	HREGe	HPFB	HREG
30.6.2006	32.5	25.8	2.4	59.8
31.12.2005	31.6	24.0	2.0	56.3

Core capital ratio in %

	HREI	HREGe	HPFB	HREG
30.6.2006	7.4	7.1	13.6	7.4
31.12.2005[1]	7.5	7.7	15.0	7.8

[1] As per approved annual financial statements and after profit distribution

Summary of quarterly financial data

Hypo Real Estate Group

	2nd Quarter 2005	3rd Quarter 2005	4th Quarter 2005	1st Quarter 2006	2nd Quarter 2006
Operating performance (in € million)					
Operating revenues	225	233	241	257	259
Net interest income	165	171	184	190	191
Net commission income	38	33	31	34	35
Net trading income	7	12	1	11	6
Net income from investments	12	16	28	20	26
Balance of other operating income/expenses	3	1	-3	2	1
Provisions for losses on loans and advances	36	41	37	43	44
General administrative expenses	76	79	89	80	79
Balance of other income/expenses (excluding restructuring expenses)	0	-1	0	0	0
Net income/loss before taxes (excluding restructuring expenses)	113	112	115	134	136
Restructuring expenses	0	0	34	0	0
Net income/loss before taxes	113	112	81	134	136
Net income/loss[1]	83	82	70	100	101
Key Indicators					
Total volume of lending (in € billion)	95.6	93.9	92.4	91.7	91.4
Risk assets compliant with BIS rules (in € billion)	52.9	53.2	56.3	58.1	59.8
Core capital ratio compliant with BIS rules (in %)	7.9	7.8	7.8[2]	7.6	7.4
Employees	1,259	1,258	1,233	1,176	1,172

[1] Excluding the effects from capitalised losses carried forward

[2] As per approved annual financial statements and after profit distribution

Hypo Real Estate International

	2nd Quarter 2005	3rd Quarter 2005	4th Quarter 2005	1st Quarter 2006	2nd Quarter 2006
Operating performance (in € million)					
Operating revenues	129	135	145	157	155
Net interest income	95	99	101	114	112
Net commission income	30	30	36	31	28
Net trading income	0	2	-2	0	0
Net income from investments	5	3	12	11	15
Balance of other operating income/expenses	-1	1	-2	1	0
Provisions for losses on loans and advances	6	11	7	14	14
General administrative expenses	36	41	44	41	40
Balance of other income/expenses	0	-1	0	0	0
Net income/loss before taxes	87	82	94	102	101
Net income/loss[1]	68	61	93	76	77
Key indicators					
Total volume of lending (in € billion)	38.5	37.5	37.7	38.4	39.4
Risk assets compliant with BIS rules (in € billion)	28.0	28.4	31.6	31.4	32.5
Core capital ratio compliant with BIS rules (in %)	8.3[2]	8.1[2]	7.5[2]	7.7	7.4

[1] Excluding the effects from capitalised losses carried forward

[2] Based on allocated capital

Hypo Real Estate Germany

	2nd Quarter 2005	3rd Quarter 2005	4th Quarter 2005	1st Quarter 2006	2nd Quarter 2006
Operating performance (in € million)					
Operating revenues	85	77	83	83	80
Net interest income	68	67	76	74	75
Net commission income	8	-3	-3	1	-1
Net trading income	0	0	0	0	0
Net income from investments	6	13	13	8	7
Balance of other operating income/expenses	3	0	-3	0	-1
Provisions for losses on loans and advances	30	30	30	29	29
General administrative expenses	26	23	25	21	20
Balance of other income/expenses	0	0	0	0	0
Net income/loss before taxes	29	24	28	33	31
Net income/loss[1]	22	18	21	27	24
Key indicators					
Total volume of lending (in € billion)	56.7	54.9	53.6	53.8	52.3
Risk assets compliant with BIS rules (in € billion)	23.0	22.8	24.0	25.5	25.8
Core capital ratio compliant with BIS rules (in %)	8.0	8.1	7.7[2]	7.2	7.1
Employees	544	534	520	483	475

[1] Excluding the effects from capitalised losses carried forward

[2] As per approved annual financial statements

Hypo Public Finance Bank

	2nd Quarter 2005	3rd Quarter 2005	4th Quarter 2005	1st Quarter 2006	2nd Quarter 2006
Operating performance (in € million)					
Operating revenues	12	22	15	21	26
Net interest income	3	6	10	7	7
Net commission income	-1	6	-2	2	8
Net trading income	7	10	3	11	6
Net income from investments	1	0	3	1	4
Balance of other operating income/expenses	2	0	1	0	1
Provisions for losses on loans and advances	0	0	0	0	1
General administrative expenses	8	10	14	11	11
Balance of other income/expenses	0	0	0	0	0
Net income/loss before taxes	4	12	1	10	14
Net income/loss	3	9	3	8	10
Key indicators					
Total volume of lending (in € billion)	1.6	1.5	1.6	2.5	2.5
Risk assets compliant with BIS rules (in € billion)	2.5	2.5	2.0	2.1	2.4
Core capital ratio compliant with BIS rules (in %)	8.0[1]	8.0[1]	15.0[1]	14.7	13.6

[1] Based on allocated capital